UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170240

DIVISION OF
CORPORATION FINANCE

February 23, 2017

Marc O. Williams
Davis Polk & Wardwell LLP
marc.williams@davispolk.com

Re: Morgan Stanley

Dear Mr. Williams:

This is in regard to your letter dated February 23, 2017 concerning the shareholder proposal submitted by Hazen Foundation et al. for inclusion in Morgan Stanley's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that Morgan Stanley therefore withdraws its January 13, 2017 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ryan J. Adams
Attorney-Adviser

cc: Sanford Lewis
sanfordlewis@strategiccounsel.net

New York
Menlo Park
Washington DC
São Paulo
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

Marc O. Williams

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
212 450 6145 tel
212 701 5843 fax
marc.williams@davispolk.com

February 23, 2017

Re: Morgan Stanley Withdrawal of No-Action Request Dated January 13, 2017
Regarding Shareholder Proposal of As You Sow on behalf of Hazen Foundation

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N .E.
Washington, D.C. 20549
via email: shareholderproposals@sec.gov

Ladies and Gentlemen:

We refer to our letter, dated January 13, 2017 (the "**No-Action Request**"), pursuant to which we requested that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission concur with our view that Morgan Stanley (the "**Company**") may exclude the shareholder proposal and supporting statement (the "**Proposal**") submitted by As You Sow on behalf of Hazen Foundation ("**Hazen**") and co-filed by Calvert Investment Management, Inc. on behalf of the Calvert US Large Cap Core Responsible Index Fund ("**Calvert Fund I**"), the Calvert US Large Cap Value Responsible Index Fund ("**Calvert Fund II**"), and the Calvert VP S&P 500 Index Portfolio ("**Calvert Fund III**"); Dignity Health ("**Dignity Health**"); Everence Financial on behalf of the Praxis Value Index Fund ("**Praxis Fund**"); First Affirmative Financial Network, LLC on behalf of Charles EF Sandmel ("**Mr. Sandmel**"); Friends Fiduciary Corporation ("**FFC**"); the Maryknoll Sisters of St. Dominic, Inc. ("**Maryknoll Sisters**"); Mercy Investment Services, Inc. ("**Mercy**"); the OIP Investment Trust ("**OIP**"); The Sisters of St. Francis of Philadelphia ("**Sisters of St. Francis**") and the Ursuline Sisters of Tildonk, U.S. Province ("**Ursuline Sisters**" and, each of Hazen, Calvert Fund I, Calvert Fund II, Calvert Fund III, Dignity Health, Praxis Fund, Mr. Sandmel, FFC, Maryknoll Sisters, Mercy, OIP and Sisters of St. Francis, a "**Proponent**") from the proxy materials it intends to distribute in connection with its 2017 Annual Meeting of Shareholders.

Attached hereto as Exhibit A is a communication, dated February 23, 2017 (the "**Withdrawal Communication**"), from the Proponents to the Company in which the Proponents agree to withdraw the Proposal. In reliance on the Withdrawal Communication, we hereby withdraw the No-Action Request.

Please contact the undersigned at (212) 450-6145 or marc.williams@davispolk.com if you should have any questions or need additional information. Thank you for your attention to this matter.

Respectfully yours,

Marc O. Williams

Attachment

cc w/ att: Martin Cohen, Corporate Secretary, Morgan Stanley

Jeanne Greeley O'Regan, Deputy Corporate Secretary, Morgan Stanley

Amelia Timbers, Energy Program Manager, As You Sow

Reed Montague, Senior Sustainability Analyst, Calvert Investment Management, Inc.

Susan Vickers, VP Corporate Responsibility, Dignity Health

Chris C. Meyer, Manager, Stewardship Investing Advocacy & Research, Everence Financial and the Praxis Mutual Funds

Steven J. Schueth, President, First Affirmative Financial Network, LLC

Jeffrey W. Perkins, Executive Director, Friends Fiduciary Corporation

Catherine Rowan, Corporate Responsibility Coordinator, Maryknoll Sisters of St. Dominic, Inc.

Valerie Heinonen, Mercy Investment Services, Inc.

Rev. Sèamus Finn, OMI, Chief of Faith Consistent Investing, OIP Investment Trust

Nora M. Nash, OSF, Director, Corporate Social Responsibility, The Sisters of St. Francis of Philadelphia

Valerie Heinonen, Director, Shareholder Advocacy, Ursuline Sisters of Tildonk, U.S. Province

Exhibit A

Withdrawal Communication

Lee, Morgan

From: Sanford Lewis <sanfordlewis@strategiccounsel.net>
Sent: Thursday, February 23, 2017 4:54 PM
To: shareholderproposals@sec.gov; Lee, Morgan; Danielle Fugere; Hilary.Irby@morganstanley.com
Subject: Morgan Stanley – confirming withdrawal of proposal

Ladies and Gentlemen:
On behalf of the proponent, Andrew Behar, I am writing to confirm that the proponent has agreed to withdraw the proposal at Morgan Stanley. You should receive separate notification from the Company's counsel that they are withdrawing the no action request.

Sanford Lewis
Attorney
PO Box 231
Amherst, MA 01004

413-549-7333 direct
413 992-8297 cell

New York
Menlo Park
Washington DC
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

Marc O. Williams

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 6145 tel
212 701 5843 fax
marc.williams@davispolk.com

January 13, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
via email: shareholderproposals@sec.gov

Ladies and Gentlemen:

On behalf of Morgan Stanley, a Delaware corporation (the "**Company**"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), we are filing this letter with respect to the shareholder proposal dated December 1, 2016 (the "**Proposal**") submitted by As You Sow, on behalf of Hazen Foundation ("**Hazen**") and received by the Company on December 1, 2016, and co-filed by Calvert Investment Management, Inc. (received by the Company on December 2, 2016), on behalf of the Calvert US Large Cap Core Responsible Index Fund ("**Calvert Fund I**"), the Calvert US Large Cap Value Responsible Index Fund ("**Calvert Fund II**"), and the Calvert VP S&P 500 Index Portfolio ("**Calvert Fund III**"); Dignity Health ("**Dignity Health**") (received by the Company on December 1, 2016); Everence Financial (received by the Company on December 1, 2016), on behalf of the Praxis Value Index Fund ("**Praxis Fund**"); First Affirmative Financial Network, LLC (received by the Company on December 2, 2016), on behalf of Charles EF Sandmel ("**Mr. Sandmel**"); Friends Fiduciary Corporation ("**FFC**") (received by the Company on December 2, 2016); the Maryknoll Sisters of St. Dominic, Inc. ("**Maryknoll Sisters**") (received by the Company on December 2, 2016); Mercy Investment Services, Inc. ("**Mercy**") (received by the Company on December 2, 2016); the OIP Investment Trust ("**OIP**") (received by the Company on December 2, 2016); The Sisters of St. Francis of Philadelphia ("**Sisters of St. Francis**") (received by the Company on December 2, 2016) and the Ursuline Sisters of Tildonk, U.S. Province ("**Ursuline Sisters**" and, each of Ursuline Sisters, Hazen, Calvert Fund I, Calvert Fund II, Calvert Fund III, Dignity Health, Praxis Fund, Mr. Sandmel, FFC, Maryknoll Sisters, Mercy, OIP and Sisters of St. Francis, a "**Proponent**") (received by the Company on December 1, 2016), for inclusion in the proxy materials the Company intends to distribute in connection with its 2017 Annual Meeting of Shareholders (the "**2017 Proxy Materials**"). The Proposal and all relevant correspondence exchanged with the Proponents are attached hereto as Exhibit A.

We hereby request confirmation that the Staff of the Division of Corporation Finance (the "**Staff**") will not recommend any enforcement action if, in reliance on Rule 14a-8, the Company omits the Proposal from the 2017 Proxy Materials. In accordance with Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "**Commission**") not less than 80 days before the Company plans to file its definitive proxy statement.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, we have submitted this letter and any related correspondence via email to shareholderproposals@sec.gov. Also, in accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to each of the Proponents as notification of the Company's intention to omit the Proposal from the 2017 Proxy Materials. This letter constitutes the Company's statement of the reasons it deems the omission of the Proposal to be proper.

THE PROPOSAL

The Proposal asks that the shareholders of the Company adopt the following resolution:

> **WHEREAS**
>
> As long-term stockholders, we favor policies and practices that protect and enhance the value of our company's investments. There is increasing recognition that violations of indigenous peoples' rights presents risks for the Company that can adversely affect shareholder value, including reputational damage, project delays and disruptions, litigation, and criminal charges.
>
> The United Nations Guiding Principles on Business and Human Rights urges that "business enterprises should have ... a policy commitment to meet their responsibility to respect human rights ... [and] should respect the human rights of individuals belonging to specific groups or populations that require particular attention, where they may have adverse human rights impacts on them ...."
>
> Morgan Stanley has an indigenous rights policy applicable to the financing of specific projects in indigenous territories. The policy requires a project sponsor or borrower demonstrate, among other things, that a project has free, prior, and informed consent by affected indigenous peoples, and that the project avoids, reduces, or compensates for significant adverse impacts on traditional or customary lands under use by indigenous peoples. However, Morgan Stanley's policy does not address the broader financing of companies that may become involved in projects located in indigenous territories.
>
> Morgan Stanley is financing three companies – Sunoco Logistics, Energy Transfer Partners, and Energy Transfer Equity – which have collaborated to build the North Dakota Access Pipeline across Native American lands and waterways in North Dakota. The oil pipeline's construction is opposed by Native Americans and allies who have requested that the pipeline be rerouted to protect water quality. The pipeline was previously rerouted around a non-Native American community near Bismark, North Dakota due to the threat it posed to that community's water supply. (Bismark Tribune, August 2016)
>
> In late 2016, police forces and private security began committing human rights abuses against nonviolent protesters of the project:
>
> • Spraying nonviolent protestors with water in freezing temperatures, risking hypothermia.

• Using exploding devices resulting in physical harm to nonviolent protestors, including the amputation of an arm.

• Arrests and suppression of free speech of news media covering the protest.

• Mass arrests of protestors and use of excessive force.

RESOLVED Shareholders request that Morgan Stanley prepare a report, at reasonable expense and excluding proprietary or legally privileged information, assessing how its indigenous rights policy could be extended to the financing of companies involved in energy, mining, oil and gas, and infrastructure (including pipelines, dams, roads, railroads) operations, where such companies are currently, or might in the future be, involved in projects located in indigenous territories, even if those projects are not directly financed by our company. Policy options considered in the report should include, for instance, review of the financed companies' due diligence policies or practices for consistency with Morgan Stanley's project-financing commitments such as consent and impact avoidance and mitigation.

REASONS FOR EXCLUSION OF PROPOSAL

The Company believes that the Proposal may be properly omitted from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business operations.

In Exchange Act Release No. 40018 (May 21, 1998) (the "**1998 Release**"), the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and noted that this policy rests on two central considerations, namely (i) that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight" and (ii) "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

A shareholder proposal being framed in the form of a request for a report does not change the nature of the proposal. The Commission has stated that a proposal requesting the preparation of a report may be excludable under Rule 14a-8(i)(7) if the subject matter of the report involves a matter of ordinary business. *See* Exchange Act Release No. 20091 (August 16, 1983). This was reaffirmed in Staff Legal Bulletin No. 14H (CF), Shareholder Proposals (October 22, 2015) ("**SLB 14H**"), which stated that "the analysis should focus on the underlying subject matter of a proposal request…regardless of how the proposal is framed." The Staff has consistently taken the view that a proposal may be excluded under Rule 14a-8(i)(7) if it involves a matter of ordinary business, even if the proposal is framed as a report. *See*, *e.g.*, *Walgreens Boots Alliance, Inc.* (November 7, 2016) (concurring in the exclusion of a proposal relating to the sales of tobacco products in the company's stores, where the proposal was framed as a report on such sales); FedEx Corporation (July 7, 2016) (concurring in the exclusion of a proposal relating to "the manner in which FedEx advertises its products and services," where the proposal was framed as a report).

A. The Proposal may be Excluded Under Rule 14a-8(i)(7) Because it Deals with Fundamental Matters not Appropriate for Shareholder Oversight.

The Staff has repeatedly recognized that a proposal relating to the sale of a company's services is excludable under Rule 14a-8(i)(7) as a component of "ordinary business." *See*, *e.g., Wells Fargo & Company* (January 28, 2013) (concurring in the exclusion of a proposal requesting that the board prepare a report discussing the adequacy of the company's policies in addressing the social and financial impacts of its direct deposit advance lending service); *Pepco Holdings, Inc.* (February 18, 2011) (concurring in the exclusion of a proposal requesting that the board issue a report describing how the company would implement market opportunities for non-commercial renewable solar power and noting that "[p]roposals concerning the sale of particular products and services are generally excludable under rule 14a-8(i)(7)"); *Dominion Resources, Inc.* (February 3, 2011) (concurring in the exclusion of a proposal that the company provide financing to home and small business owners for installation of rooftop solar or wind power renewable generation and noting that "the proposal relates to the products and services offered for sale by the company"); *The Walt Disney Company* (December 22, 2010) (concurring in the exclusion of a proposal requesting the company to implement a policy that prevents children from entering designated smoking areas at the company's theme parks).

In particular, the Staff has allowed for the exclusion of proposals by financial companies under Rule 14a-8(i)(7) when the subject matter of the proposal relates to the sale of financial services in the ordinary course of business. For instance, in *JPMorgan Chase & Co.* (February 16, 2016), the Staff concurred in the exclusion of a proposal for the company, a global financial services firm, to conduct a study on its derivative activities and report to shareholders on how such activities affect the risk profile and culture of the bank, noting that the proposal "relates to the company's products and services." Similarly, in *Bank of America Corporation* (February 21, 2007), the Staff concurred in the exclusion of a proposal requesting that the company, a financial institution, issue a report regarding its policies to safeguard against the provision of financial services to clients that enabled capital flight and resulted in tax avoidance. Moreover, in *Bank of America Corporation* (March 7, 2005), the Staff concurred in the exclusion of a proposal requesting that the board implement a policy that the company refrain from providing credit or other banking services to lenders that are engaged in payday lending, noting that this relates to "Bank of America's ordinary business operations (*i.e.*, credit policies, loan underwriting and customer relations)." Likewise, in *Bancorp Hawaii, Inc.* (February 27, 1992), the Staff concurred in the exclusion of a proposal that would prohibit the company, a bank holding company, from providing financial services in connection with the Honolulu rapid transit system, such as making loans and acting as a financial consultant, noting that this dealt "with a matter relating to the conduct of the ordinary business operations of the registrant."

The Proposal requests that the Company prepare a report to assess how the Company's indigenous rights policy could be extended "to the financing of companies involved in energy, mining, oil and gas, and infrastructure," thereby seeking direct stockholder oversight over the policies applicable to the financing services provided by the Company. The Company is a global financial services firm and its Institutional Securities business segment provides loans and lending commitments to a diverse group of corporate and other institutional clients. These activities include corporate lending, commercial and residential mortgage lending, asset-backed lending, corporate loans purchased in the secondary market, financing extended to equities and commodities customers, and loans to municipalities. As of December 31, 2015, the Company's Institutional Securities business segment had total loans and lending commitments of approximately $142 billion. The provision of financing to companies in all industry sectors is one of the key services offered by the Company and a fundamental ordinary day-to-day business operation of the Company that simply should not be, and as a practical matter cannot be, subject to direct stockholder oversight.

The Proposal goes on to specifically request that the Company consider specific policy options with respect to the Company's financing services, including "review of the financed companies' due diligence policies or practices for consistency with Morgan Stanley's project-financing commitments such as consent and impact avoidance and mitigation." In providing financing services to certain companies, the Company must consider numerous factors, including the potential borrower's credit risk, financial statements, asset composition and quality, market capitalization, access to capital markets, adequacy of collateral, strategy, market position, industry dynamics and management; the relative position of the Company's exposure in the borrower's capital structure and relative recovery prospects; risk mitigation for the Company as a whole, including consideration of franchise and reputational risk; and compliance with complex banking regulations. In cases where the financing is not tied to specific project financing (and the Proposal by its terms relates to "the financing of companies…even if those projects are not directly financed by our company"), the Company further evaluates such loans based on its broader relationships with clients and supporting such clients in their general corporate, working capital and liquidity needs.

Further, as the Proposal acknowledges, the Company already has an indigenous rights policy with respect to the financing of projects (the "**Indigenous Rights Policy**") contained in its Environmental Policy Statement[1], as follows:

> *Indigenous Peoples*. Morgan Stanley recognizes that the identities and cultures of indigenous peoples are inextricably linked to the lands on which they live and the natural resources on which they depend. We respect the rights of indigenous peoples regarding issues affecting their lands and territories, traditionally owned or otherwise occupied and used.
>
> When financing projects in indigenous territories, Morgan Stanley will aim to ensure that the project sponsor or borrower, as appropriate, will have demonstrated that: (i) free, prior and informed consultation with the affected indigenous peoples results in support of the project by the affected indigenous peoples; (ii) approaches rely on existing customary institutions and allow adequate time to review information; (iii) governmental authorities at the local, regional or national level have provided mechanisms for the affected communities to be represented, consulted or to air grievances; (iv) information on the expected adverse impacts of the project on the indigenous peoples was provided to them; and (v) the project includes measures to avoid, reduce or compensate for significant adverse impacts on traditional or customary lands under use by indigenous peoples and relocation of indigenous peoples from traditional or customary lands.

This policy, which already takes into account "consent and impact avoidance and mitigation" with respect to indigenous territories, is applied by the Company's professionals alongside numerous other considerations (including those listed above) in their analysis of financing decisions.

The Staff has repeatedly recognized (including through the precedents cited above) that the policies that a financial services company applies in making lending decisions are particularly complex. In seeking to manage and propose specific policies for the Company to insert into this complex decision-making matrix, the Proposal seeks to "micro-manage the [C]ompany by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

Given that the Proposal's underlying subject matter deals specifically with the Company's

---

[1] The Morgan Stanley Environmental Policy Statement is available at: http://www.morganstanley.com/about-us-governance/pdf/Environmental_Policy.pdf.

sale of a particular service (*i.e.*, financing) and seeks to probe too deeply into a highly complex matter, and that the Staff has consistently held that proposals relating to the sale of financial services may be omitted as relating to matters of ordinary business, the Company is of the view that it may properly omit the Proposal from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(7).

B. The Proposal may be Excluded Under Rule 14a-8(i)(7) Because There is not a Sufficient Nexus Between the Proposal and the Company's Business Operations.

Although the 1998 Release notes that proposals "focusing on sufficiently significant social policy issues" are not excludable under Rule 14a-8(i)(7), Staff Legal Bulletin No. 14E (CF), Shareholder Proposals (October 27, 2009), clarifies that there must be a sufficient nexus between the focus of the proposal and the company ("[i]n those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7) **as long as a sufficient nexus exists between the nature of the proposal and the company**" (emphasis added)). In determining the nature of the proposal, the Staff considers the terms of the resolution and its supporting statement as a whole. *See* Staff Legal Bulletin No. 14C (CF), Shareholder Proposals (June 28, 2005) ("[i]n determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole"). The Staff reaffirmed this position in SLB 14H, explaining that "[w]hether the significant policy exception applies depends, in part, on the connection between the significant policy issue and the company's business operations."

Where a company's service offering is not the action that is at the heart of the proposal, the Staff has consistently taken the view that the proposal does not present a significant policy issue. In *Amazon.com, Inc.* (March 17, 2016), the company, an online retailer, argued that a proposal requesting that the board prepare a report on the company's policy options to reduce pollution resulting from sales to its customers and increase the safe recycling of such wastes by its customers was excludable as the proposal "does not focus upon a policy issue significant to the Company's operations and instead implicates the Company only in ways that affect its ordinary business decisions." The Staff concurred in the exclusion, noting that "the proposal relates to the company's products and services and does not focus on a significant policy issue." In addition, in *Bank of America Corp.* (February 24, 2010), the Staff concurred in the exclusion of a proposal for the board to publish a report on the implementation of its policy barring the financing of companies engaged in mountain top removal coal mining and assessing the impact of expanding its policy to bar financing for all mountain top removal coal mining projects, where the company argued that the company, "like most financial institutions, primarily engages in financing and investment banking services and not coal mining" and that "a nexus does not exist." Similarly, in *Bank of America Corp.* (February 21, 2007), the Staff concurred in the exclusion of a proposal where the company argued that its financial services are not designed to enable capital flight or tax avoidance, which was the focus of the proposal. The critical aspect is whether or not the subject company has the primary link to the action at the heart of the proposal, as opposed to merely offering a related service generally.

In examining the Proposal as a whole (including the supporting statement), it is evident that the nature and focus of the Proposal is the impact of projects conducted in indigenous territories. The first paragraph of the supporting statement signals its concern with respect to "violations of indigenous peoples' rights." The Proposal also describes in significant detail the impact of the construction of the North Dakota Access Pipeline, including the opposition of "Native Americans and allies who have requested that the pipeline be rerouted to protect water quality" and the various actions of "police forces and private security" against protesters of the North Dakota Access Pipeline.

The Company respects and shares the Proponents' views on the importance of protecting the rights of indigenous people and the importance of human rights, as evidenced by its Indigenous Rights Policy. However, the Company does not itself undertake projects in the "Native American lands and waterways in North Dakota" described in the supporting statement of the Proposal or in other indigenous territories. Indeed, the Company is not even financing the North Dakota Access Pipeline project on which the supporting statement is focused. Rather, the Company is a financial services company whose ordinary business operation is to advise, and originate, trade, manage and distribute capital for, governments, institutions and individuals, including through the provision of financing services to certain of its clients–some of whom may be involved in the actions upon which the Proposal focuses. Although the impact of projects in indigenous territories may raise significant policy considerations for other companies whose ordinary business operations are to conduct such projects, there is not a sufficient nexus between these issues and the Company, a financial services company, to support a conclusion that the Proposal "transcends the day-to-day business matters" of the Company. Accordingly, the Proposal remains excludable under Rule 14a-8(i)(7).

CONCLUSION

The Company requests confirmation that the Staff will not recommend any enforcement action if, in reliance on the foregoing, the Company omits the Proposal from its 2017 Proxy Materials. If you should have any questions or need additional information, please contact the undersigned at (212) 450-6145 or marc.williams@davispolk.com.

Respectfully yours,

Marc O. Williams

Attachment

cc w/ att: Martin Cohen, Corporate Secretary, Morgan Stanley

Amelia Timbers, Energy Program Manager, As You Sow

Reed Montague, Senior Sustainability Analyst, Calvert Investment Management, Inc.

Susan Vickers, VP Corporate Responsibility, Dignity Health

Chris C. Meyer, Manager, Stewardship Investing Advocacy & Research, Everence Financial and the Praxis Mutual Funds

Steven J. Schueth, President, First Affirmative Financial Network, LLC

Jeffrey W. Perkins, Executive Director, Friends Fiduciary Corporation

Catherine Rowan, Corporate Responsibility Coordinator, Maryknoll Sisters of St. Dominic, Inc.

Valerie Heinonen, Mercy Investment Services, Inc.

Rev. Sèamus Finn, OMI, Chief of Faith Consistent Investing, OIP Investment Trust

Nora M. Nash, OSF, Director, Corporate Social Responsibility, The Sisters of St. Francis of Philadelphia

Valerie Heinonen, Director, Shareholder Advocacy, Ursuline Sisters of Tildonk, U.S. Province

Exhibit A

Proposal and Relevant Correspondence

AS YOU SOW

1611 Telegraph Ave, Suite 1450
Oakland, CA 94612

www.asyousow.org
BUILDING A SAFE, JUST AND SUSTAINABLE WORLD SINCE 1992

December 1, 2016

Martin M. Cohen
Corporate Secretary
Morgan Stanley
1585 Broadway, Suite C
New York, New York 10036

Dear Mr. Cohen:

As You Sow is filing a shareholder proposal on behalf of Hazen Foundation ("Proponent"), a shareholder of Morgan Stanley stock, in order to protect the shareholder's right to raise this issue in the proxy statement. The Proponent is submitting the enclosed shareholder proposal for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

A letter from Hazen Foundation authorizing As You Sow to act on its behalf is enclosed. A representative of the Proponent will attend the stockholders' meeting to move the resolution as required.

We are optimistic that a dialogue with the company can result in resolution of the Proponent's concerns.

Sincerely,

Amelia Timbers

Amelia Timbers
Energy Program Manager

Enclosures

- Shareholder Proposal
- Hazen Foundation Authorization

WHEREAS
As long-term stockholders, we favor policies and practices that protect and enhance the value of our company's investments. There is increasing recognition that violations of indigenous peoples' rights presents risks for the Company that can adversely affect shareholder value, including reputational damage, project delays and disruptions, litigation, and criminal charges.

The United Nations Guiding Principles on Business and Human Rights urges that "business enterprises should have ... a policy commitment to meet their responsibility to respect human rights... [and] should respect the human rights of individuals belonging to specific groups or populations that require particular attention, where they may have adverse human rights impacts on them. . . . "

Morgan Stanley has an indigenous rights policy applicable to the financing of specific projects in indigenous territories. The policy requires a project sponsor or borrower demonstrate, among other things, that a project has free, prior, and informed consent by affected indigenous peoples, and that the project avoids, reduces, or compensates for significant adverse impacts on traditional or customary lands under use by indigenous peoples. However, Morgan Stanley's policy does not address the broader financing of companies that may become involved in projects located in indigenous territories.

Morgan Stanley is financing three companies -- Sunoco Logistics, Energy Transfer Partners, and Energy Transfer Equity -- which have collaborated to build the North Dakota Access Pipeline across Native American lands and waterways in North Dakota. The oil pipeline's construction is opposed by Native Americans and allies who have requested that the pipeline be rerouted to protect water quality. The pipeline was previously rerouted around a non-Native American community near Bismark, North Dakota due to the threat it posed to that community's water supply. (Bismark Tribune, August 2016)

In late 2016, police forces and private security began committing human rights abuses against nonviolent protesters of the project:

- Spraying nonviolent protestors with water in freezing temperatures, risking hypothermia.
- Using exploding devices resulting in physical harm to nonviolent protestors, including the amputation of an arm.
- Arrests and suppression of free speech of news media covering the protest.
- Mass arrests of protestors and use of excessive force.

RESOLVED Shareholders request that Morgan Stanley prepare a report, at reasonable expense and excluding proprietary or legally privileged information, assessing how its indigenous rights policy could be extended to the financing of companies involved in energy, mining, oil and gas, and infrastructure (including pipelines, dams, roads, railroads) operations, where such companies are currently, or might in the future be, involved in projects located in indigenous territories, even if those projects are not directly financed by our company. Policy options considered in the report should include, for instance, review of the financed companies' due diligence policies or practices for consistency with Morgan Stanley's project-financing commitments such as consent and impact avoidance and mitigation.

November 18, 2016

Andrew Behar
CEO
As You Sow Foundation
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612

Re: Authorization to File Shareholder Resolution

Dear Andrew Behar,

As of November 18, 2016, the undersigned, Hazen Foundation (the "Stockholder") authorizes As You Sow to file or cofile a shareholder resolution on Stockholder's behalf with Morgan Stanley, and that it be included in the 2017 proxy statement, in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Stockholder has continuously owned over $2,000 worth of Morgan Stanley stock, with voting rights, for over a year. The Stockholder intends to hold the required amount of stock through the date of the company's annual meeting in 2017.

The Stockholder gives As You Sow the authority to deal on the Stockholder's behalf with any and all aspects of the shareholder resolution, including designating another entity as lead filer and representative of the shareholder. The Stockholder understands that the Stockholder's name may appear on the company's proxy statement as the filer of the aforementioned resolution, and that the media may mention the Stockholder's name related to the resolution.

Sincerely,

Lori Bezahler
President
Hazen Foundation

RBC Wealth Management

SRI Wealth Management Group
345 California St
29th Floor
San Francisco, CA 94104

Fax: 415-391-9586
Toll Free: 866-408-2667
www.sriwealthmanagement.com

12/02/16

Martin M. Cohen
Corporate Secretary
Morgan Stanley
1585 Broadway, Suite C
New York, New York 10036

To Whom It May Concern:

RBC Capital Markets, LLC, acts as custodian for Hazen Foundation.

We are writing to verify that our books and records reflect that, as of market close on December 1, 2016, Hazen Foundation owned 580 shares of Morgan Stanley (Cusip#617446448) representing a market value of approximately $24,452.80 and that, Hazen Foundation has owned such shares since 05/30/2012. We are providing this information at the request of Hazen Foundation in support of its activities pursuant to rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

In addition, we confirm that we are a DTC participant.

Should you require further information, please contact me directly at 415-445-8378.

Sincerely,

Manny Calayag
Vice President - Assistant Complex Manager

From: Austin Wilson [mailto:awilson@asyousow.org]
Sent: Friday, December 09, 2016 5:19 PM
To: Cohen, Martin (LEGAL)
Subject: RE: Shareholder Proposal

Mr. Cohen,

Please disregard my last email. We are not submitting revisions to the shareholder proposal filed on behalf of Hazen Foundation for inclusion in the 2017 proxy statement. My apologies for the confusion.

Best,

Austin Wilson
Environmental Health Program Manager
As You Sow

1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612
(510) 735-8149 (direct line) | (415) 717-0638 (cell)
Fax: (510) 735-8143
Skype: Austin.leigh.wilson
awilson@asyousow.org | www.asyousow.org

~Building a Safe, Just, and Sustainable World since 1992~

From: Austin Wilson
Sent: Friday, December 09, 2016 2:01 PM
To: 'Cohen, Martin' <Marty.Cohen@morganstanley.com>
Subject: RE: Shareholder Proposal

Mr. Cohen,

As You Sow on behalf of Hazen Foundation is submitting a revised version of the shareholder proposal filed for inclusion in the 2017 proxy statement. Please find attached the revised proposal.

Please respond to confirm receipt.

Best,

Austin Wilson
Environmental Health Program Manager
As You Sow
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612
(510) 735-8149 (direct line) | (415) 717-0638 (cell)
Fax: (510) 735-8143
Skype: Austin.leigh.wilson
awilson@asyousow.org | www.asyousow.org

~Building a Safe, Just, and Sustainable World since 1992~

From: Cohen, Martin [mailto:Marty.Cohen@morganstanley.com]
Sent: Monday, December 05, 2016 1:19 PM
To: Austin Wilson <awilson@asyousow.org>
Subject: RE: Shareholder Proposal

Thank you Mr. Wilson.

Martin Cohen, Managing Director and Corporate Secretary
Morgan Stanley | Legal and Compliance
1221 Avenue of the Americas, 35th Floor | New York, NY 10020
Phone: +1 212 762-5777
Marty.Cohen@morganstanley.com

From: Austin Wilson [mailto:awilson@asyousow.org]
Sent: Monday, December 05, 2016 2:12 PM
To: Cohen, Martin (LEGAL)
Subject: RE: Shareholder Proposal

Mr. Cohen,

Please find attached proof of share ownership for Hazen Foundation.

Best,

Austin Wilson
Environmental Health Program Manager
As You Sow
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612
(510) 735-8149 (direct line) | (415) 717-0638 (cell)
Fax: (510) 735-8143
Skype: Austin.leigh.wilson
awilson@asyousow.org | www.asyousow.org

~Building a Safe, Just, and Sustainable World since 1992~

From: Cohen, Martin [mailto:Marty.Cohen@morganstanley.com]
Sent: Thursday, December 01, 2016 11:29 AM
To: Austin Wilson <awilson@asyousow.org>
Subject: RE: Shareholder Proposal

Mr. Wilson, I confirm receipt of the proposal. Best.

Martin Cohen, Managing Director and Corporate Secretary
Morgan Stanley | Legal and Compliance
1221 Avenue of the Americas, 35th Floor | New York, NY 10020
Phone: +1 212 762-5777
Marty.Cohen@morganstanley.com

From: Austin Wilson [mailto:awilson@asyousow.org]
Sent: Thursday, December 01, 2016 2:07 PM
To: Cohen, Martin (LEGAL)
Subject: Shareholder Proposal

Mr. Cohen,

Please find attached a letter containing a shareholder proposal filed for inclusion in the 2017 proxy statement. A copy has been sent overnight via FedEx.

Please confirm receipt of this shareholder proposal.

Best,

Austin Wilson
Environmental Health Program Manager
As You Sow
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612
(510) 735-8149 (direct line) | (415) 717-0638 (cell)

Fax: (510) 735-8143
Skype: Austin.leigh.wilson
awilson@asyousow.org | www.asyousow.org

~Building a Safe, Just, and Sustainable World since 1992~

WHEREAS
As long-term stockholders, we favor policies and practices that protect and enhance the value of our company's investments. There is increasing recognition that violations of indigenous peoples' rights presents risks for the Company that can adversely affect shareholder value, including reputational damage, project delays and disruptions, litigation, and criminal charges.

The United Nations Guiding Principles on Business and Human Rights urges that "business enterprises should have … a policy commitment to meet their responsibility to respect human rights… [and] should respect the human rights of individuals belonging to specific groups or populations that require particular attention, where they may have adverse human rights impacts on them. . . . "

Morgan Stanley has an indigenous rights policy applicable to the financing of specific projects in indigenous territories. The policy requires a project sponsor or borrower demonstrate, among other things, that a project has free, prior, and informed consent by affected indigenous peoples, and that the project avoids, reduces, or compensates for significant adverse impacts on traditional or customary lands under use by indigenous peoples. However, Morgan Stanley's policy does not address the broader financing of companies that may become involved in projects located in indigenous territories.

Morgan Stanley is financing three companies -- Sunoco Logistics, Energy Transfer Partners, and Energy Transfer Equity -- which have collaborated to build the North Dakota Access Pipeline across Native American waterways in North Dakota. The oil pipeline's construction is opposed by Native Americans and allies who have requested that the pipeline be rerouted to protect water quality. The pipeline was previously rerouted around a non-Native American community near Bismarck, North Dakota due to the threat it posed to that community's water supply. (Bismarck Tribune, August 2016)

In late 2016, police forces and private security began committing human rights abuses against nonviolent protesters of the project:

- Spraying nonviolent protestors with water in freezing temperatures, risking hypothermia.
- Using exploding devices resulting in physical harm to nonviolent protestors.
- Arrests and suppression of free speech of news media covering the protest.
- Mass arrests of protestors and use of excessive force.

RESOLVED Shareholders request that Morgan Stanley prepare a report, at reasonable expense and excluding proprietary or legally privileged information, assessing how its indigenous rights policy could be extended to the financing of companies involved in energy, mining, oil and gas, and infrastructure (including pipelines, dams, roads, railroads) operations, where such companies are currently, or might in the future be, involved in projects located in indigenous territories, even if those projects are not directly financed by our company. Policy options considered in the report should include, for instance, review of the financed companies' due diligence policies or practices for consistency with Morgan Stanley's project-financing commitments such as consent and impact avoidance and mitigation.

Calvert INVESTMENTS

4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

December 2, 2016

Martin M. Cohen
Corporate Secretary
Morgan Stanley
1585 Broadway, Suite C
New York, New York 10036

Dear Mr. Cohen:

Calvert Investment Management, Inc. ("Calvert"), a registered investment advisor, provides investment advice for the funds sponsored by Calvert Investments, Inc. As of December 1, 2016, Calvert had over $12 billion in assets under management.

The Calvert US Large Cap Core Responsible Index Fund, the Calvert US Large Cap Value Responsible Index Fund, and the Calvert VP S&P 500 Index Portfolio (the "Funds") are the beneficial owners of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting. Furthermore, the Funds have held these securities continuously for at least one year, and the Funds intend to continue to own the requisite number of shares in the Company through the date of the 2017 annual meeting of shareholders.

We are notifying you, in a timely manner, that the Funds are presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1943 (17 C.F.R. § 240.14a-8).

As long-standing shareholders, we are filing the enclosed resolution requesting that Morgan Stanley issue a report assessing how its indigenous rights policy could be extended to the financing of companies involved in energy, mining, oil and gas, and infrastructure (including pipelines, dams, roads, railroads) operations, where such companies are currently, or might in the future be, involved in projects located in indigenous territories, even if those projects are not directly financed by our company.

We understand that As You Sow is submitting an identical proposal. Calvert recognizes As You Sow as the lead filer and intends to act as a co-sponsor of the resolution. As You Sow has agreed to coordinate contact between the Company and other shareholders filing the proposal, including Calvert, and is also authorized to withdraw the resolution on Calvert's behalf. However, Calvert would like to receive copies of all correspondence sent to As You Sow as it relates to the proposal. If prior to the annual meeting you agree to the request outlined in the resolution, we believe that this resolution would be unnecessary. Please direct any correspondence to Reed Montague at (301) 951-4815, or contact her via email at reed.montague@calvert.com.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Erica Lasdon
Vice President, Proxy and Shareholder Engagement, Calvert Responsible Index Series, Inc., and Calvert Variable Products, Inc.
Vice President, Calvert Investment Management, Inc.

Enclosures:
Resolution Text

Cc: Reed Montague, Senior Sustainability Analyst, Calvert Investment Management, Inc.

WHEREAS
As long-term stockholders, we favor policies and practices that protect and enhance the value of our company's investments. There is increasing recognition that violations of indigenous peoples' rights presents risks for the Company that can adversely affect shareholder value, including reputational damage, project delays and disruptions, litigation, and criminal charges.

The United Nations Guiding Principles on Business and Human Rights urges that "business enterprises should have ... a policy commitment to meet their responsibility to respect human rights... [and] should respect the human rights of individuals belonging to specific groups or populations that require particular attention, where they may have adverse human rights impacts on them. . . . "

Morgan Stanley has an indigenous rights policy applicable to the financing of specific projects in indigenous territories. The policy requires a project sponsor or borrower demonstrate, among other things, that a project has free, prior, and informed consent by affected indigenous peoples, and that the project avoids, reduces, or compensates for significant adverse impacts on traditional or customary lands under use by indigenous peoples. However, Morgan Stanley's policy does not address the broader financing of companies that may become involved in projects located in indigenous territories.

Morgan Stanley is financing three companies -- Sunoco Logistics, Energy Transfer Partners, and Energy Transfer Equity -- which have collaborated to build the North Dakota Access Pipeline across Native American lands and waterways in North Dakota. The oil pipeline's construction is opposed by Native Americans and allies who have requested that the pipeline be rerouted to protect water quality. The pipeline was previously rerouted around a non-Native American community near Bismark, North Dakota due to the threat it posed to that community's water supply. (Bismark Tribune, August 2016)

In late 2016, police forces and private security began committing human rights abuses against nonviolent protesters of the project:

- Spraying nonviolent protestors with water in freezing temperatures, risking hypothermia.
- Using exploding devices resulting in physical harm to nonviolent protestors, including the amputation of an arm.
- Arrests and suppression of free speech of news media covering the protest.
- Mass arrests of protestors and use of excessive force.

RESOLVED Shareholders request that Morgan Stanley prepare a report, at reasonable expense and excluding proprietary or legally privileged information, assessing how its indigenous rights policy could be extended to the financing of companies involved in energy, mining, oil and gas, and infrastructure (including pipelines, dams, roads, railroads) operations, where such companies are currently, or might in the future be, involved in projects located in indigenous territories, even if those projects are not directly financed by our company. Policy options considered in the report should include, for instance, review of the financed companies' due diligence policies or practices for consistency with Morgan Stanley's project-financing commitments such as consent and impact avoidance and mitigation.

1221 Avenue of the Americas
New York, NY 10020

Morgan Stanley

December 13, 2016

VIA E-MAIL AND OVERNIGHT DELIVERY

Calvert Investment Management, Inc.
4550 Montgomery Avenue
Bethesda, MD 20814
Attn: Reed Montague
e-mail: reed.montague@calvert.com

Re: Morgan Stanley Stockholder Proposal

Dear Ms. Montague:

On December 2, 2016, we received your letter, dated December 2, 2016, submitting a proposal (the "**Proposal**") pursuant to Rule 14a-8 for inclusion in Morgan Stanley's (the "**Company**") 2017 proxy statement. As described below, your submission has certain procedural deficiencies.

Rule 14a-8(b) promulgated under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), requires that in order to be eligible to submit a proposal for inclusion in the Company's proxy statement, the proponent must, among other things, have continuously held at least $2,000 in market value, or 1%, of Company common stock for at least one year by the date of submission of the Proposal. Pursuant to Staff Legal Bulletin No. 14G (CF), Shareholder Proposals (October 16, 2012), a proposal's date of submission is the date the proposal is postmarked or transmitted electronically. None of the Calvert US Large Cap Core Responsible Index Fund, the Calvert US Large Cap Value Responsible Index Fund or the Calvert VP S&P 500 Index Portfolio (each such fund, a "**Calvert Fund**") is currently the registered holder on the Company's books and records of any shares of Company common stock and none of the Calvert Funds has provided adequate proof of ownership. Accordingly, you must submit to us a written statement from the "record" holder of the shares (usually a broker or bank) verifying that on the date of submission of the Proposal, December 2, 2016, each of the Calvert Funds has continuously held at least $2,000 in market value, or 1%, of Company common stock for at least the one year period prior to and including the date of submission of the Proposal (i.e., December 2, 2016).

Most large U.S. brokers, banks and other securities intermediaries deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("**DTC**"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Such brokers, banks and securities intermediaries are often referred to as "participants" in DTC. In Staff Legal Bulletin No. 14F (October 18, 2011) (copy enclosed), the SEC staff has taken the view that only DTC participants should be viewed as "record" holders of securities that are deposited with DTC.

In Staff Legal Bulletin No. 14G (October 16, 2012) (copy enclosed), the SEC staff has taken the view that a proof of ownership letter from an entity that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, (an "**affiliate**") of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

Each Calvert Fund can confirm whether its broker, bank or securities intermediary is a DTC participant or an affiliate of a DTC participant by asking its broker, bank or securities intermediary or by checking the listing of current DTC participants, which is available on the internet at: http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.pdf. In these situations, shareholders need to obtain proof of ownership from the DTC participant or affiliate of a DTC participant through which the securities are held, as follows:

- If the Calvert Fund's broker, bank or securities intermediary is a DTC participant or an affiliate of a DTC participant, then you need to submit a written statement from its broker, bank or securities intermediary verifying that such Calvert Fund continuously held the required amount of Company common stock for at least the one year period to and including the date of submission of the proposal, December 2, 2016.

- If the Calvert Fund's broker, bank or securities intermediary is not a DTC participant or an affiliate of a DTC participant, then you need to submit proof of ownership from the DTC participant or affiliate of a DTC participant through which the securities are held verifying that such Calvert Fund continuously held the required amount of Company common stock for at least the one year period prior to and including the date of submission of the proposal, December 2, 2016. Such Calvert Fund should be able to find out who this DTC participant or affiliate of a DTC participant is by asking its broker, bank or securities intermediary. If such Calvert Fund's broker is an introducing broker, it may also be able to learn the identity and telephone number of the DTC participant or affiliate of a DTC participant through its account statements, because the clearing broker identified on its account statements will generally be a DTC participant.

- If the DTC participant or affiliate of a DTC participant that holds the Calvert Fund's shares knows such Calvert Fund's broker's, bank's or securities intermediary's holdings, but does not know such Calvert Fund's holdings, you need to submit two proof of ownership statements verifying that the required amount of Company common stock were continuously held for at least the one year period prior to and including the date of submission of the proposal, December 2, 2016: one from such Calvert Fund's broker, bank or securities intermediary confirming such Calvert Fund's ownership, and the other from the DTC participant or affiliate of a DTC participant confirming the broker, bank or securities intermediary's ownership.

In order to meet the eligibility requirements for submitting a shareholder proposal, you must provide the requested information no later than 14 calendar days from the date you receive this letter. If you provide us with documentation correcting these eligibility deficiencies, postmarked or transmitted electronically no later than 14 calendar days after the date you receive this letter, we will review the Proposal to determine whether it is appropriate for inclusion in our proxy statement.

A copy of Rule 14a-8, which applies to shareholder proposals submitted for inclusion in proxy statements, is enclosed for your reference.

Sincerely,

Jacob E. Tyler
Assistant Secretary

Enclosures

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of

the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

8 *Techne Corp.* (Sept. 20, 1988).

9 In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

10 For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

11 This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

12 As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

13 This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

14 *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

15 Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

16 Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

Home | Previous Page Modified: 10/18/2011

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the

date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the

website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become

operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

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[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

ELECTRONIC CODE OF FEDERAL REGULATIONS

e-CFR data is current as of December 6, 2016

Title 17: Commodity and Securities Exchanges
PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

Need assistance?

Calvert

December 22, 2016

Martin M. Cohen
Corporate Secretary
Morgan Stanley
1585 Broadway, Suite C
New York, NY 10036

Dear Mr. Cohen:

In follow up to the shareholder proposal submitted by Calvert Investments on December 2, 2016, please see the enclosed letter from State Street Bank and Trust Company (a DTC participant), which shows that the Calvert U.S. Large Cap Core Responsible Index Fund, the Calvert U.S. Large Cap Value Responsible Index Fund, and the Calvert VP S&P 500 Index Portfolio ("the Funds") are the beneficial owners of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting. Furthermore, the Funds held the securities continuously for at least one year at the time the shareholder proposal was submitted, and the Funds intend to continue to own the requisite number of shares in the Company through the date of the 2017 annual meeting of shareholders.

Please contact Reed Montague at (301) 951-4815, or via email at reed.montague@calvert.com if you have any further questions regarding this matter.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Stu Dalheim
Vice President, Proxy and Shareholder Engagement, Calvert Responsible Index Series, Inc. and Calvert Variable Products, Inc.
Vice President, Calvert Investment Management, Inc.

Enclosures:

State Street letter
Previously submitted resolution packet

STATE STREET

December 21, 2016

Calvert Investment Management, Inc.
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of December 20, 2016 the Calvert Funds listed below held the indicated amount of shares of the stock Morgan Stanley (Cusip 617446448). Also the funds held the amount of shares indicated continuously since 11/23/2015.

Fund	Fund Name	CUSIP Number	Security Name	Shares/Par Value 12/20/2016	Shares Held Since 11/23/2015
D894	Calvert VP S&P 500 Index Portfolio	617446448	Morgan Stanley	34,370	28,286

Please feel free to contact me if you need any further information.

Sincerely,

Carlos Ferreira
State Street Bank and Trust Company

Limited Access

Calvert INVESTMENTS

December 2, 2016

Martin M. Cohen
Corporate Secretary
Morgan Stanley
1585 Broadway, Suite C
New York, New York 10036

Dear Mr. Cohen:

Calvert Investment Management, Inc. ("Calvert"), a registered investment advisor, provides investment advice for the funds sponsored by Calvert Investments, Inc. As of December 1, 2016, Calvert had over $12 billion in assets under management.

The Calvert US Large Cap Core Responsible Index Fund, the Calvert US Large Cap Value Responsible Index Fund, and the Calvert VP S&P 500 Index Portfolio (the "Funds") are the beneficial owners of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting. Furthermore, the Funds have held these securities continuously for at least one year, and the Funds intend to continue to own the requisite number of shares in the Company through the date of the 2017 annual meeting of shareholders.

We are notifying you, in a timely manner, that the Funds are presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1943 (17 C.F.R. § 240.14a-8).

As long-standing shareholders, we are filing the enclosed resolution requesting that Morgan Stanley issue a report assessing how its indigenous rights policy could be extended to the financing of companies involved in energy, mining, oil and gas, and infrastructure (including pipelines, dams, roads, railroads) operations, where such companies are currently, or might in the future be, involved in projects located in indigenous territories, even if those projects are not directly financed by our company.

We understand that As You Sow is submitting an identical proposal. Calvert recognizes As You Sow as the lead filer and intends to act as a co-sponsor of the resolution. As You Sow has agreed to coordinate contact between the Company and other shareholders filing the proposal, including Calvert, and is also authorized to withdraw the resolution on Calvert's behalf. However, Calvert would like to receive copies of all correspondence sent to As You Sow as it relates to the proposal. If prior to the annual meeting you agree to the request outlined in the resolution, we believe that this resolution would be unnecessary. Please direct any correspondence to Reed Montague at (301) 951-4815, or contact her via email at reed.montague@calvert.com.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Erica Lasdon
Vice President, Proxy and Shareholder Engagement, Calvert Responsible Index Series, Inc., and Calvert Variable Products, Inc.
Vice President, Calvert Investment Management, Inc.

Enclosures:
Resolution Text

Cc: Reed Montague, Senior Sustainability Analyst, Calvert Investment Management, Inc.

WHEREAS

As long-term stockholders, we favor policies and practices that protect and enhance the value of our company's investments. There is increasing recognition that violations of indigenous peoples' rights presents risks for the Company that can adversely affect shareholder value, including reputational damage, project delays and disruptions, litigation, and criminal charges.

The United Nations Guiding Principles on Business and Human Rights urges that "business enterprises should have ... a policy commitment to meet their responsibility to respect human rights... [and] should respect the human rights of individuals belonging to specific groups or populations that require particular attention, where they may have adverse human rights impacts on them. . . . "

Morgan Stanley has an indigenous rights policy applicable to the financing of specific projects in indigenous territories. The policy requires a project sponsor or borrower demonstrate, among other things, that a project has free, prior, and informed consent by affected indigenous peoples, and that the project avoids, reduces, or compensates for significant adverse impacts on traditional or customary lands under use by indigenous peoples. However, Morgan Stanley's policy does not address the broader financing of companies that may become involved in projects located in indigenous territories.

Morgan Stanley is financing three companies -- Sunoco Logistics, Energy Transfer Partners, and Energy Transfer Equity -- which have collaborated to build the North Dakota Access Pipeline across Native American lands and waterways in North Dakota. The oil pipeline's construction is opposed by Native Americans and allies who have requested that the pipeline be rerouted to protect water quality. The pipeline was previously rerouted around a non-Native American community near Bismark, North Dakota due to the threat it posed to that community's water supply. (Bismark Tribune, August 2016)

In late 2016, police forces and private security began committing human rights abuses against nonviolent protesters of the project:

- Spraying nonviolent protestors with water in freezing temperatures, risking hypothermia.
- Using exploding devices resulting in physical harm to nonviolent protestors, including the amputation of an arm.
- Arrests and suppression of free speech of news media covering the protest.
- Mass arrests of protestors and use of excessive force.

RESOLVED Shareholders request that Morgan Stanley prepare a report, at reasonable expense and excluding proprietary or legally privileged information, assessing how its indigenous rights policy could be extended to the financing of companies involved in energy, mining, oil and gas, and infrastructure (including pipelines, dams, roads, railroads) operations, where such companies are currently, or might in the future be, involved in projects located in indigenous territories, even if those projects are not directly financed by our company. Policy options considered in the report should include, for instance, review of the financed companies' due diligence policies or practices for consistency with Morgan Stanley's project-financing commitments such as consent and impact avoidance and mitigation.

From: Vickers, Sr Susan - SF [mailto:Susan.Vickers@DignityHealth.org]
Sent: Thursday, December 01, 2016 4:56 PM
To: Cohen, Martin (LEGAL)
Cc: 'Julie Wokaty'; Vickers, Sr Susan - SF; 'atimbers@asyousow.org'
Subject: Morgan Stanley Indigenous People Resolution

December 1, 2016

Morgan Stanley
Martin M. Cohen, Corporate Secretary
1585 Broadway, Suite C
New York, New York 10036

Dear Mr. Cohen,

Dignity Health is the owner of over $2,000 of Morgan Stanley stock held continuously for over one year. Dignity Health intends to continue to hold this stock until after the upcoming Annual Meeting.

I hereby notify Morgan Stanley of my intention to co-file the enclosed shareholder resolution and am submitting the attached shareholder proposal for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Dignity Health is co-filing this resolution with As You Sow, who is lead filer of this resolution and is authorized to act on our behalf in all aspects of the resolution including negotiation and withdrawal of the resolution.

A proof of ownership will be sent upon request. A representative of the lead filer will attend the stockholders' meeting to move the resolution as required.

We are optimistic that a dialogue with the company can result in resolution of our concerns.

Sincerely,

Susan Vickers, RSM

Susan Vickers, RSM
VP Corporate Responsibility

Dignity Health
185 Berry Street
Suite 300
San Francisco, CA 94107
415. 438.5511
susan.vickers@dignityhealth.org

WHEREAS
As long-term stockholders, we favor policies and practices that protect and enhance the value of our company's investments. There is increasing recognition that violations of indigenous peoples' rights presents risks for the Company that can adversely affect shareholder value, including reputational damage, project delays and disruptions, litigation, and criminal charges.

The United Nations Guiding Principles on Business and Human Rights urges that "business enterprises should have … a policy commitment to meet their responsibility to respect human rights… [and] should respect the human rights of individuals belonging to specific groups or populations that require particular attention, where they may have adverse human rights impacts on them. . . . "

Morgan Stanley has an indigenous rights policy applicable to the financing of specific projects in indigenous territories. The policy requires a project sponsor or borrower demonstrate, among other things, that a project has free, prior, and informed consent by affected indigenous peoples, and that the project avoids, reduces, or compensates for significant adverse impacts on traditional or customary lands under use by indigenous peoples. However, Morgan Stanley's policy does not address the broader financing of companies that may become involved in projects located in indigenous territories.

Morgan Stanley is financing three companies -- Sunoco Logistics, Energy Transfer Partners, and Energy Transfer Equity -- which have collaborated to build the North Dakota Access Pipeline across Native American lands and waterways in North Dakota. The oil pipeline's construction is opposed by Native Americans and allies who have requested that the pipeline be rerouted to protect water quality. The pipeline was previously rerouted around a non-Native American community near Bismark, North Dakota due to the threat it posed to that community's water supply. (Bismark Tribune, August 2016)

In late 2016, police forces and private security began committing human rights abuses against nonviolent protesters of the project:

- Spraying nonviolent protestors with water in freezing temperatures, risking hypothermia.
- Using exploding devices resulting in physical harm to nonviolent protestors, including the amputation of an arm.
- Arrests and suppression of free speech of news media covering the protest.
- Mass arrests of protestors and use of excessive force.

RESOLVED Shareholders request that Morgan Stanley prepare a report, at reasonable expense and excluding proprietary or legally privileged information, assessing how its indigenous rights policy could be extended to the financing of companies involved in energy, mining, oil and gas, and infrastructure (including pipelines, dams, roads, railroads) operations, where such companies are currently, or might in the future be, involved in projects located in indigenous territories, even if those projects are not directly financed by our company. Policy options considered in the report should include, for instance, review of the financed companies' due diligence policies or practices for consistency with Morgan Stanley's project-financing commitments such as consent and impact avoidance and mitigation.

From:	Tyler, Jacob E <Jacob.Tyler@morganstanley.com>
Sent:	Tuesday, December 13, 2016 5:38 PM
To:	susan.vickers@dignityhealth.org
Cc:	Foley, Patricia; Tyler, Jacob E
Subject:	RE: Morgan Stanley Stockholder Proposal
Attachments:	Dignity Health Letter.pdf

Our initial bounced back as undeliverable due to file size. I am resending the letter along with attachments in four separate emails.

This is first email of four.

Jacob E. Tyler, Executive Director
Morgan Stanley | Legal and Compliance
1221 Avenue of the Americas, 35th Floor | New York, NY 10020
Phone: +1 212 762-7325
Jacob.Tyler@morganstanley.com

From: Foley, Patricia (LEGAL) **On Behalf Of** Tyler, Jacob E (LEGAL)
Sent: Tuesday, December 13, 2016 4:32 PM
To: susan.vickers@dignityhealth.org
Cc: Tyler, Jacob E (LEGAL); Foley, Patricia (LEGAL)
Subject: Morgan Stanley Stockholder Proposal

Please see the attached from Jacob Tyler.

Thank you,

Patricia Foley on behalf of Jacob Tyler
Morgan Stanley | Legal and Compliance
1221 Avenue of the Americas, 35th Floor | New York, NY 10020
Phone: +1 212 762-5639
Patricia.Foley@morganstanley.com

Morgan Stanley

December 13, 2016

VIA E-MAIL AND OVERNIGHT DELIVERY

Dignity Health
185 Berry Street
Suite 300
San Francisco, CA 94107
Attn: Susan Vickers, VP Corporate Responsibility
e-mail: susan.vickers@dignityhealth.org

Re: Morgan Stanley Stockholder Proposal

Dear Ms. Vickers:

On December 1, 2016, we received your e-mail submitting a proposal (the "**Proposal**") pursuant to Rule 14a-8 for inclusion in Morgan Stanley's (the "**Company**") 2017 proxy statement. As described below, your submission has certain procedural deficiencies.

Rule 14a-8(b) promulgated under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), requires that in order to be eligible to submit a proposal for inclusion in the Company's proxy statement, the proponent must, among other things, have continuously held at least $2,000 in market value, or 1%, of Company common stock for at least one year by the date of submission of the Proposal. Pursuant to Staff Legal Bulletin No. 14G (CF), Shareholder Proposals (October 16, 2012), a proposal's date of submission is the date the proposal is postmarked or transmitted electronically. Dignity Health is not currently the registered holder on the Company's books and records of any shares of Company common stock and has not provided adequate proof of ownership. Accordingly, you must submit to us a written statement from the "record" holder of the shares (usually a broker or bank) verifying that on the date of submission of the Proposal, December 1, 2016, Dignity Health had continuously held at least $2,000 in market value, or 1%, of Company common stock for at least the one year period prior to and including the date of submission of the Proposal (i.e., December 1, 2016).

Most large U.S. brokers, banks and other securities intermediaries deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("**DTC**"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Such brokers, banks and securities intermediaries are often referred to as "participants" in DTC. In Staff Legal Bulletin No. 14F (October 18, 2011) (copy enclosed), the SEC staff has taken the view that only DTC participants should be viewed as "record" holders of securities that are deposited with DTC.

In Staff Legal Bulletin No. 14G (October 16, 2012) (copy enclosed), the SEC staff has taken the view that a proof of ownership letter from an entity that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, (an "**affiliate**") of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

Dignity Health can confirm whether its broker, bank or securities intermediary is a DTC participant or an affiliate of a DTC participant by asking its broker, bank or securities intermediary or by checking the listing of current DTC participants, which is available on the internet at: http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.pdf. In these situations, shareholders need to obtain proof of ownership from the DTC participant or affiliate of a DTC participant through which the securities are held, as follows:

- If Dignity Health's broker, bank or securities intermediary is a DTC participant or an affiliate of a DTC participant, then you need to submit a written statement from its broker, bank or securities intermediary verifying that Dignity Health continuously held the required amount of Company common stock for at least the one year period to and including the date of submission of the proposal, December 1, 2016.

- If Dignity Health's broker, bank or securities intermediary is not a DTC participant or an affiliate of a DTC participant, then you need to submit proof of ownership from the DTC participant or affiliate of a DTC participant through which the securities are held verifying that Dignity Health continuously held the required amount of Company common stock for at least the one year period prior to and including the date of submission of the proposal, December 1, 2016. Dignity Health should be able to find out who this DTC participant or affiliate of a DTC participant is by asking its broker, bank or securities intermediary. If Dignity Health's broker is an introducing broker, it may also be able to learn the identity and telephone number of the DTC participant or affiliate of a DTC participant through its account statements, because the clearing broker identified on its account statements will generally be a DTC participant.

- If the DTC participant or affiliate of a DTC participant that holds Dignity Health's shares knows Dignity Health's broker's, bank's or securities intermediary's holdings, but does not know Dignity Health's holdings, you need to submit two proof of ownership statements verifying that the required amount of Company common stock were continuously held for at least the one year period prior to and including the date of submission of the proposal, December 1, 2016: one from Dignity Health's broker, bank or securities intermediary confirming Dignity Health's ownership, and the other from the DTC participant or affiliate of a DTC participant confirming the broker, bank or securities intermediary's ownership.

In order to meet the eligibility requirements for submitting a shareholder proposal, you must provide the requested information no later than 14 calendar days from the date you receive this letter. If you provide us with documentation correcting these eligibility deficiencies, postmarked or transmitted electronically no later than 14 calendar days after the date you receive this letter, we will review the Proposal to determine whether it is appropriate for inclusion in our proxy statement.

A copy of Rule 14a-8, which applies to shareholder proposals submitted for inclusion in proxy statements, is enclosed for your reference.

Sincerely,

Jacob E. Tyler
Assistant Secretary

Enclosures

From: Tyler, Jacob E <Jacob.Tyler@morganstanley.com>
Sent: Tuesday, December 13, 2016 5:44 PM
To: susan.vickers@dignityhealth.org
Cc: Foley, Patricia; Tyler, Jacob E
Subject: RE: Morgan Stanley Stockholder Proposal
Attachments: Staff Legal Bulletin 14F.PDF

Our initial bounced back as undeliverable due to file size. I am resending the letter along with attachments in four separate emails.

This is second email of four.

Jacob E. Tyler, Executive Director
Morgan Stanley | Legal and Compliance
1221 Avenue of the Americas, 35th Floor | New York, NY 10020
Phone: +1 212 762-7325
Jacob.Tyler@morganstanley.com

From: Foley, Patricia (LEGAL) **On Behalf Of** Tyler, Jacob E (LEGAL)
Sent: Tuesday, December 13, 2016 4:32 PM
To: susan.vickers@dignityhealth.org
Cc: Tyler, Jacob E (LEGAL); Foley, Patricia (LEGAL)
Subject: Morgan Stanley Stockholder Proposal

Please see the attached from Jacob Tyler.

Thank you,

Patricia Foley on behalf of Jacob Tyler
Morgan Stanley | Legal and Compliance
1221 Avenue of the Americas, 35th Floor | New York, NY 10020
Phone: +1 212 762-5639
Patricia.Foley@morganstanley.com

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of

the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

From: Tyler, Jacob E <Jacob.Tyler@morganstanley.com>
Sent: Tuesday, December 13, 2016 5:44 PM
To: susan.vickers@dignityhealth.org
Cc: Foley, Patricia; Tyler, Jacob E
Subject: RE: Morgan Stanley Stockholder Proposal
Attachments: Staff Legal Bulletin 14G.PDF

Our initial bounced back as undeliverable due to file size. I am resending the letter along with attachments in four separate emails.

This is third email of four.

Jacob E. Tyler, Executive Director
Morgan Stanley | Legal and Compliance
1221 Avenue of the Americas, 35th Floor | New York, NY 10020
Phone: +1 212 762-7325
Jacob.Tyler@morganstanley.com

From: Foley, Patricia (LEGAL) **On Behalf Of** Tyler, Jacob E (LEGAL)
Sent: Tuesday, December 13, 2016 4:32 PM
To: susan.vickers@dignityhealth.org
Cc: Tyler, Jacob E (LEGAL); Foley, Patricia (LEGAL)
Subject: Morgan Stanley Stockholder Proposal

Please see the attached from Jacob Tyler.

Thank you,

Patricia Foley on behalf of Jacob Tyler
Morgan Stanley | Legal and Compliance
1221 Avenue of the Americas, 35th Floor | New York, NY 10020
Phone: +1 212 762-5639
Patricia.Foley@morganstanley.com

Be carbon conscious. Please consider our environment before printing this email.

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the

date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the

website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become

operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

---

[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

Home | Previous Page Modified: 10/16/2012

From: Tyler, Jacob E <Jacob.Tyler@morganstanley.com>
Sent: Tuesday, December 13, 2016 5:45 PM
To: susan.vickers@dignityhealth.org
Cc: Foley, Patricia; Tyler, Jacob E
Subject: RE: Morgan Stanley Stockholder Proposal
Attachments: 240.14a-8 Shareholder Proposals.pdf

Our initial bounced back as undeliverable due to file size. I am resending the letter along with attachments in four separate emails.

This is fourth email of four.

Jacob E. Tyler, Executive Director
Morgan Stanley | Legal and Compliance
1221 Avenue of the Americas, 35th Floor | New York, NY 10020
Phone: +1 212 762-7325
Jacob.Tyler@morganstanley.com

From: Foley, Patricia (LEGAL) **On Behalf Of** Tyler, Jacob E (LEGAL)
Sent: Tuesday, December 13, 2016 4:32 PM
To: susan.vickers@dignityhealth.org
Cc: Tyler, Jacob E (LEGAL); Foley, Patricia (LEGAL)
Subject: Morgan Stanley Stockholder Proposal

Please see the attached from Jacob Tyler.

Thank you,

Patricia Foley on behalf of Jacob Tyler
Morgan Stanley | Legal and Compliance
1221 Avenue of the Americas, 35th Floor | New York, NY 10020
Phone: +1 212 762-5639
Patricia.Foley@morganstanley.com

ELECTRONIC CODE OF FEDERAL REGULATIONS

e-CFR data is current as of December 6, 2016

Title 17 → Chapter II → Part 240 → §240.14a-8

Title 17: Commodity and Securities Exchanges
PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

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§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

Need assistance?

STATE STREET
GLOBAL SERVICES.

State Street Global Services

Erin Rodriguez
Vice President
P.O. Box 5466
Boston, MA 02206

Telephone 916-319-6142
Facsimile 617-786-2235

eprodriguez@statestreet.com

December 9, 2016

Sr. Susan Vickers
VP Community Health
Dignity Health
185 Berry Street, Suite 300
San Francisco, CA 94107
Fax #415-591-2404

Re: Stock Verification Letter

Dear Susan:

Please accept this letter as confirmation that Dignity Health has owned at least 200 shares or $2,000.00 of the following securities from December 1, 2015 – December 1, 2016. The December 1, 2016 share positions are listed below:

Security	**CUSIP**	**Shares**
Morgan Stanley	617446448	59,200

Please let me know if you have any questions.

Regards,

Erin Rodriguez

Everence

Everence Financial
1110 N. Main St.
P.O. Box 483
Goshen, IN 46527
www.everence.com

Toll-free: (800) 348-7468
T: (574) 533-9511

December 1, 2016

Morgan Stanley
Martin M. Cohen, Corporate Secretary
1585 Broadway, Suite C
New York, New York 10036

Dear Mr. Cohen,

On behalf of the Praxis Value Index Fund, Everence Financial is co-filing the enclosed shareholder resolution on indigenous rights policy, for inclusion in Morgan Stanley's proxy statement pursuant to Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The primary filer is As You Sow. As You Sow is authorized to act on our behalf in all aspects of the resolution including negotiation and withdrawal of the resolution.

Everence is the stewardship agency of Mennonite Church USA with $2.8 billion of socially invested assets under management. Everence Capital Management is the advisor to Praxis Mutual Funds, and as such, conducts all investment related activities of the fund family, including filing shareholder resolutions and directing proxy voting.

The Praxis Value Index Fund is the beneficial owner of at least $2,000 worth of Morgan Stanley stock. It has held the shares for over one year, and will continue to hold sufficient shares in the company through the date of the annual shareholders' meeting. Verification of ownership will follow shortly in a separate letter.

If you would like to discuss this proposal, please contact the primary filer, As You Sow.

Sincerely,

Chris C. Meyer
Manager, Stewardship Investing Advocacy & Research
Everence Financial and the Praxis Mutual Funds

WHEREAS
As long-term stockholders, we favor policies and practices that protect and enhance the value of our company's investments. There is increasing recognition that violations of indigenous peoples' rights presents risks for the Company that can adversely affect shareholder value, including reputational damage, project delays and disruptions, litigation, and criminal charges.

The United Nations Guiding Principles on Business and Human Rights urges that "business enterprises should have ... a policy commitment to meet their responsibility to respect human rights... [and] should respect the human rights of individuals belonging to specific groups or populations that require particular attention, where they may have adverse human rights impacts on them. . . . "

Morgan Stanley has an indigenous rights policy applicable to the financing of specific projects in indigenous territories. The policy requires a project sponsor or borrower demonstrate, among other things, that a project has free, prior, and informed consent by affected indigenous peoples, and that the project avoids, reduces, or compensates for significant adverse impacts on traditional or customary lands under use by indigenous peoples. However, Morgan Stanley's policy does not address the broader financing of companies that may become involved in projects located in indigenous territories.

Morgan Stanley is financing three companies -- Sunoco Logistics, Energy Transfer Partners, and Energy Transfer Equity -- which have collaborated to build the North Dakota Access Pipeline across Native American lands and waterways in North Dakota. The oil pipeline's construction is opposed by Native Americans and allies who have requested that the pipeline be rerouted to protect water quality. The pipeline was previously rerouted around a non-Native American community near Bismark, North Dakota due to the threat it posed to that community's water supply. (Bismark Tribune, August 2016)

In late 2016, police forces and private security began committing human rights abuses against nonviolent protesters of the project:

- Spraying nonviolent protestors with water in freezing temperatures, risking hypothermia.
- Using exploding devices resulting in physical harm to nonviolent protestors, including the amputation of an arm.
- Arrests and suppression of free speech of news media covering the protest.
- Mass arrests of protestors and use of excessive force.

RESOLVED Shareholders request that Morgan Stanley prepare a report, at reasonable expense and excluding proprietary or legally privileged information, assessing how its indigenous rights policy could be extended to the financing of companies involved in energy, mining, oil and gas, and infrastructure (including pipelines, dams, roads, railroads) operations, where such companies are currently, or might in the future be, involved in projects located in indigenous territories, even if those projects are not directly financed by our company. Policy options considered in the report should include, for instance, review of the financed companies' due diligence policies or practices for consistency with Morgan Stanley's project-financing commitments such as consent and impact avoidance and mitigation.

1221 Avenue of the Americas
New York, NY 10020

Morgan Stanley

December 13, 2016

VIA E-MAIL AND OVERNIGHT DELIVERY

Everence Financial
1110 N. Main Street
P.O. Box 483
Goshen, IN 46527
Attn: Chris C. Meyer, Manager, Stewardship Investing Advocacy & Research
e-mail: Chris.Meyer@everence.com

Re: Morgan Stanley Stockholder Proposal

Dear Mr. Meyer:

On December 1, 2016, we received your letter, dated December 1, 2016, submitting a proposal (the "**Proposal**") pursuant to Rule 14a-8 for inclusion in Morgan Stanley's (the "**Company**") 2017 proxy statement on behalf of the Praxis Value Index Fund. As described below, your submission has certain procedural deficiencies.

Rule 14a-8(b) promulgated under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), requires that in order to be eligible to submit a proposal for inclusion in the Company's proxy statement, the proponent must, among other things, have continuously held at least $2,000 in market value, or 1%, of Company common stock for at least one year by the date of submission of the Proposal. Pursuant to Staff Legal Bulletin No. 14G (CF), Shareholder Proposals (October 16, 2012), a proposal's date of submission is the date the proposal is postmarked or transmitted electronically. The Praxis Value Index Fund is not currently the registered holder on the Company's books and records of any shares of Company common stock and has not provided adequate proof of ownership. Accordingly, the Praxis Value Index Fund must submit to us a written statement from the "record" holder of the shares (usually a broker or bank) verifying that on the date of submission of the Proposal, December 1, 2016, the Praxis Value Index Fund had continuously held at least $2,000 in market value, or 1%, of Company common stock for at least the one year period prior to and including the date of submission of the Proposal (i.e., December 1, 2016).

Most large U.S. brokers, banks and other securities intermediaries deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("**DTC**"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Such brokers, banks and securities intermediaries are often referred to as "participants" in DTC. In Staff Legal Bulletin No. 14F (October 18, 2011) (copy enclosed), the SEC staff has taken the view that only DTC participants should be viewed as "record" holders of securities that are deposited with DTC.

In Staff Legal Bulletin No. 14G (October 16, 2012) (copy enclosed), the SEC staff has taken the view that a proof of ownership letter from an entity that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, (an "**affiliate**") of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

The Praxis Value Index Fund can confirm whether its broker, bank or securities intermediary is a DTC participant or an affiliate of a DTC participant by asking its broker, bank or securities intermediary or by checking the listing of current DTC participants, which is available on the internet at:

http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.pdf. In these situations, shareholders need to obtain proof of ownership from the DTC participant or affiliate of a DTC participant through which the securities are held, as follows:

- If the Praxis Value Index Fund's broker, bank or securities intermediary is a DTC participant or an affiliate of a DTC participant, then you need to submit a written statement from its broker, bank or securities intermediary verifying that the Praxis Value Index Fund continuously held the required amount of Company common stock for at least the one year period to and including the date of submission of the proposal, December 1, 2016.

- If the Praxis Value Index Fund's broker, bank or securities intermediary is not a DTC participant or an affiliate of a DTC participant, then you need to submit proof of ownership from the DTC participant or affiliate of a DTC participant through which the securities are held verifying that the Praxis Value Index Fund continuously held the required amount of Company common stock for at least the one year period prior to and including the date of submission of the proposal, December 1, 2016. The Praxis Value Index Fund should be able to find out who this DTC participant or affiliate of a DTC participant is by asking its broker, bank or securities intermediary. If the Praxis Value Index Fund's broker is an introducing broker, it may also be able to learn the identity and telephone number of the DTC participant or affiliate of a DTC participant through its account statements, because the clearing broker identified on its account statements will generally be a DTC participant.

- If the DTC participant or affiliate of a DTC participant that holds the Praxis Value Index Fund's shares knows the Praxis Value Index Fund's broker's, bank's or securities intermediary's holdings, but does not know the Praxis Value Index Fund's holdings, you need to submit two proof of ownership statements verifying that the required amount of Company common stock were continuously held for at least the one year period prior to and including the date of submission of the proposal, December 1, 2016: one from the Praxis Value Index Fund's broker, bank or securities intermediary confirming the Praxis Value Index Fund's ownership, and the other from the DTC participant or affiliate of a DTC participant confirming the broker, bank or securities intermediary's ownership.

In order to meet the eligibility requirements for submitting a shareholder proposal, you must provide the requested information no later than 14 calendar days from the date you receive this letter. If you provide us with documentation correcting these eligibility deficiencies, postmarked or transmitted electronically no later than 14 calendar days after the date you receive this letter, we will review the Proposal to determine whether it is appropriate for inclusion in our proxy statement.

A copy of Rule 14a-8, which applies to shareholder proposals submitted for inclusion in proxy statements, is enclosed for your reference.

Sincerely,

Jacob E. Tyler
Assistant Secretary

Enclosures

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of

the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the

date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8(d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the

website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become

operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

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[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

Home | Previous Page Modified: 10/16/2012

ELECTRONIC CODE OF FEDERAL REGULATIONS

e-CFR data is current as of December 6, 2016

Title 17 → Chapter II → Part 240 → §240.14a-8

Title 17: Commodity and Securities Exchanges
PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

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§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

Need assistance?

J.P.Morgan

12-1-16

Mr. Chris C. Meyer
Manager, Advocacy and Research
Everence Financial
1110 North Main Street
PO Box 483
Goshen, IN 46527

Dear Mr. Meyer:

This letter is in response to your request for confirmation that the following account is currently the beneficial owner of **Morgan Stanley (Cusip: 617446448)**. These securities are currently held by JP Morgan as the accountholder's custodian. We furthermore verify that the account has held a minimum of $2,000 worth of Morgan Stanley shares for the one-year period preceding and including December 1, 2016.

Praxis Value Index Fund/Account *** FISMA & OMB Memorandum M-07-16 *** **Shares 15,791**

This letter also confirms that the aforementioned shares of stock are registered with JP Morgan, Participant Number 902, at the Depository Trust Company.

Sincerely,

First Affirmative
Financial Network, LLC

Investing for a Sustainable Future

December 2, 2016

Martin M. Cohen
Corporate Secretary
Morgan Stanley
1585 Broadway, Suite C
New York, New York 10036

VIA EMAIL: marty.cohen@morganstanley.com

Dear Mr. Cohen,

First Affirmative Financial Network, LLC is a United States based investment management firm with approximately $1 billion in assets under management and administration. We hold shares of Morgan Stanley common stock on behalf of clients who ask us to integrate their values with their investment portfolios. First Affirmative joins As You Sow to co-file the enclosed shareholder resolution on behalf of Charles EF Sandmel. We support the inclusion of this proposal in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

Per Rule 14a-8, Mr. Sandmel holds more than $2,000 of Morgan Stanley common stock, acquired more than one year prior to date of this filing and held continuously for that time. He intends to remain invested in this position continuously through the date of the 2017 annual meeting. Verification of ownership can be forwarded under separate cover by DTC participant custodian Folio Institutional (FOLIO*fn* Investments, Inc.)

As You Sow is authorized to negotiate on our behalf, to include withdrawing the resolution if appropriate.

Sincerely,

Steven J. Schueth
President

Enclosures: Resolution, Client Authorization Letter

WHEREAS:

As long-term stockholders, we favor policies and practices that protect and enhance the value of our company's investments. There is increasing recognition that violations of indigenous peoples' rights presents risks for the Company that can adversely affect shareholder value, including reputational damage, project delays and disruptions, litigation, and criminal charges.

The United Nations Guiding Principles on Business and Human Rights urges that "business enterprises should have… a policy commitment to meet their responsibility to respect human rights… [and] should respect the human rights of individuals belonging to specific groups or populations that require particular attention, where they may have adverse human rights impacts on them…"

Morgan Stanley has an indigenous rights policy applicable to the financing of specific projects in indigenous territories. The policy requires a project sponsor or borrower demonstrate, among other things, that a project has free, prior, and informed consent by affected indigenous peoples, and that the project avoids, reduces, or compensates for significant adverse impacts on traditional or customary lands under use by indigenous peoples. However, Morgan Stanley's policy does not address the broader financing of companies that may become involved in projects located in indigenous territories.

Morgan Stanley is financing three companies — Sunoco Logistics, Energy Transfer Partners, and Energy Transfer Equity — which have collaborated to build the North Dakota Access Pipeline across Native American lands and waterways in North Dakota. The oil pipeline's construction is opposed by Native Americans and allies who have requested that the pipeline be rerouted to protect water quality. The pipeline was previously rerouted around a non-Native American community near Bismark, North Dakota due to the threat it posed to that community's water supply. (Bismark Tribune, August 2016)

In late 2016, police forces and private security began committing human rights abuses against nonviolent protesters of the project:

- Spraying nonviolent protestors with water in freezing temperatures, risking hypothermia.
- Using exploding devices resulting in physical harm to nonviolent protestors, including the amputation of an arm.
- Arrests and suppression of free speech of news media covering the protest.
- Mass arrests of protestors and use of excessive force.

RESOLVED:

Shareholders request that Morgan Stanley prepare a report, at reasonable expense and excluding proprietary or legally privileged information, assessing how its indigenous rights policy could be extended to the financing of companies involved in energy, mining, oil and gas, and infrastructure (including pipelines, dams, roads, railroads) operations, where such companies are currently, or might in the future be, involved in projects located in indigenous territories, even if those projects are not directly financed by our company. Policy options considered in the report should include, for instance, review of the financed companies' due diligence policies or practices for consistency with Morgan Stanley's project-financing commitments such as consent and impact avoidance and mitigation.

ATTN Holly Testa

AUTHORIZATION, APPOINTMENT, AND INTENT RELATED TO CONDUCT OF SHAREHOLDER ENGAGEMENT

November 14, 2016 – December 31, 2017

Authorization and Appointment

I do hereby authorize, appoint, and grant agency authority to First Affirmative Financial Network, LLC ("First Affirmative") or their agents, for the purpose of representing me in regard to the securities that I/we hold in all matters relating to shareholder engagement—including (but not limited to):

- The submission, negotiation, and withdrawal of shareholder proposals.
- Issuing Letters of Intent to companies in accordance with SEC Rule 14a-8(b)(1).
- Attending, speaking, and presenting at shareholder meetings.
- Requesting Letters of Verification from custodians.

This authorization, appointment, and grant of agency authority (the "Appointment") is intended to be both retroactive and forward-looking: it shall remain in effect throughout the entirety of the period noted above. Unless rescinded in writing, it shall expire as noted above; except in regard to Shareholder Proposals that may have been initiated but not yet concluded (withdrawn, omitted, or voted on). For such items (if any), this Appointment shall remain in effect until the Proposal(s) in question is/are either withdrawn, omitted, or voted on by shareholders.

To a company receiving a shareholder proposal under this Appointment, please consider it as both authorization and instruction to:

- Dialogue with First Affirmative.
- Receive, accept, and promptly act upon materials, communications, statements, and instructions related to the matters noted above.
- Direct all correspondence, questions, or communication regarding same to First Affirmative.

Statement of Intent

In accordance with SEC rules, by this letter I do hereby express and affirmatively state an intent to continue to hold a sufficient value of a Company's stock, as defined within SEC Rule 14a-8(b)(1), from the time a shareholder proposal is filed at that Company through the date of the subsequent annual meeting of shareholders.

By this letter, I also authorize, appoint, and grant agency authority to First Affirmative, or their agents, to issue a Statement of Intent to Hold Shares on my behalf.

This Statement of Intent to Hold Shares (the "Statement") applies to any company in which I own shares at which a shareholder proposal is or has been filed (whether directly or on my behalf). This Statement, or any form of such Statement that has or may be issued by our agent(s), is to be accepted by a company that receives it as my/our Statement in accordance with SEC Rule 14a-8(b)(1).

This Statement is intended to be both retroactive and forward-looking: it shall remain in effect throughout the entirety of the period noted above. Unless rescinded in writing, it shall expire as noted above; except in regard to shareholder Proposals that may have been initiated but not yet concluded (withdrawn, omitted, or voted on). For such items (if any), this Appointment shall remain in effect until the Proposal(s) in question is/are either withdrawn, omitted, or voted on by shareholders.

The undersigned hereby represent that I (whether individually, jointly, or organizationally) hold all appropriate authority to enter into this Agreement.

Charles EF Sandmel 11-21-16

Charles EF Sandmel date

IRA Rollover
Kingdom Trust Company Custodian

1221 Avenue of the Americas
New York, NY 10020

Morgan Stanley

December 13, 2016

VIA E-MAIL AND OVERNIGHT DELIVERY

First Affirmative Financial Network, LLC
5475 Mark Dabling Boulevard
Suite 108
Colorado Springs, CO 80918
Attn: Steven J. Schueth, President
e-mail: hollytesta@firstaffirmative.com

Re: Morgan Stanley Stockholder Proposal

Dear Mr. Schueth:

On December 2, 2016, we received your letter, dated December 2, 2016, submitting a proposal (the "**Proposal**") pursuant to Rule 14a-8 for inclusion in Morgan Stanley's (the "**Company**") 2017 proxy statement, on behalf of Charles EF Sandmel. As described below, your submission has certain procedural deficiencies.

Rule 14a-8(b) promulgated under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), requires that in order to be eligible to submit a proposal for inclusion in the Company's proxy statement, the proponent must, among other things, have continuously held at least $2,000 in market value, or 1%, of Company common stock for at least one year by the date of submission of the Proposal. Pursuant to Staff Legal Bulletin No. 14G (CF), Shareholder Proposals (October 16, 2012), a proposal's date of submission is the date the proposal is postmarked or transmitted electronically. Charles EF Sandmel is not currently the registered holder on the Company's books and records of any shares of Company common stock and has not provided adequate proof of ownership.

Accordingly, Mr. Sandmel must submit to us (1) a letter expressly authorizing First Affirmative Financial Network, LLC ("**First Affirmative**") to submit the Proposal (and not simply any proposal) to the Company (and not simply any company) on behalf of Mr. Sandmel for inclusion in the Company's 2017 proxy statement, (2) a written statement from the "record" holder of the shares (usually a broker or bank) verifying that on the date of submission of the Proposal, December 2, 2016, Mr. Sandmel had continuously held at least $2,000 in market value, or 1%, of Company common stock for at least the one year period prior to and including the date of submission of the Proposal (i.e., December 2, 2016), and (3) a written statement stating (or expressly authorizing First Affirmative to make a written statement) that Mr. Sandmel intends to hold the requisite amount of Company common stock through the date of the Company's 2017 annual meeting of shareholders, as required by Rule 14a-8(b)(2)(i). We consider the letter signed by Mr. Sandmel dated November 21, 2016, expressing a generalized intent to hold shares of an unidentified company through the date of an unidentified annual meeting and providing an authorization for First Affirmative to make a written statement of such generalized intent, to be an inadequate statement of such intent.

Most large U.S. brokers, banks and other securities intermediaries deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("**DTC**"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Such brokers, banks and securities intermediaries are often referred to as "participants" in DTC. In Staff Legal Bulletin No. 14F (October 18, 2011) (copy enclosed), the SEC staff has taken the view that only DTC participants should be viewed as "record" holders of securities that are deposited with DTC.

In Staff Legal Bulletin No. 14G (October 16, 2012) (copy enclosed), the SEC staff has taken the view that a proof of ownership letter from an entity that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, (an "**affiliate**") of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

Mr. Sandmel can confirm whether his broker, bank or securities intermediary is a DTC participant or an affiliate of a DTC participant by asking his broker, bank or securities intermediary or by checking the listing of current DTC participants, which is available on the internet at: http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.pdf. In these situations, shareholders need to obtain proof of ownership from the DTC participant or affiliate of a DTC participant through which the securities are held, as follows:

- If Mr. Sandmel's broker, bank or securities intermediary is a DTC participant or an affiliate of a DTC participant, then Mr. Sandmel needs to submit a written statement from his broker, bank or securities intermediary verifying that the Equality Network Foundation continuously held the required amount of Company common stock for at least the one year period to and including the date of submission of the proposal, December 2, 2016.

- If Mr. Sandmel's broker, bank or securities intermediary is not a DTC participant or an affiliate of a DTC participant, then Mr. Sandmel needs to submit proof of ownership from the DTC participant or affiliate of a DTC participant through which the securities are held verifying that Mr. Sandmel continuously held the required amount of Company common stock for at least the one year period prior to and including the date of submission of the proposal, December 2, 2016. Mr. Sandmel should be able to find out who this DTC participant or affiliate of a DTC participant is by asking his broker, bank or securities intermediary. If Mr. Sandmel's broker is an introducing broker, he may also be able to learn the identity and telephone number of the DTC participant or affiliate of a DTC participant through his account statements, because the clearing broker identified on his account statements will generally be a DTC participant.

- If the DTC participant or affiliate of a DTC participant that holds Mr. Sandmel's shares knows Mr. Sandmel's broker's, bank's or securities intermediary's holdings, but does not know Mr. Sandmel's holdings, Mr. Sandmel needs to submit two proof of ownership statements verifying that the required amount of Company common stock were continuously held for at least the one year period prior to and including the date of submission of the proposal, December 2, 2016: one from Mr. Sandmel's broker, bank or securities intermediary confirming Mr. Sandmel's ownership, and the other from the DTC participant or affiliate of a DTC participant confirming the broker, bank or securities intermediary's ownership.

In order to meet the eligibility requirements for submitting a shareholder proposal, you must provide the requested information no later than 14 calendar days from the date you receive this letter. If you provide us with documentation correcting these eligibility deficiencies, postmarked or transmitted electronically no later than 14 calendar days after the date you receive this letter, we will review the Proposal to determine whether it is appropriate for inclusion in our proxy statement.

A copy of Rule 14a-8, which applies to shareholder proposals submitted for inclusion in proxy statements, is enclosed for your reference.

Sincerely,

Jacob E. Tyler
Assistant Secretary

Enclosures

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of

the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the

date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8(d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the

website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become

operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

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[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

Home | Previous Page Modified: 10/16/2012

ELECTRONIC CODE OF FEDERAL REGULATIONS

e-CFR data is current as of December 6, 2016

Title 17 → Chapter II → Part 240 → §240.14a-8

Title 17: Commodity and Securities Exchanges
PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

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§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

Need assistance?

From: Holly Testa [mailto:htesta@firstaffirmative.com]
Sent: Thursday, December 15, 2016 3:49 PM
To: Tyler, Jacob E (LEGAL); Foley, Patricia (LEGAL)
Subject: Fw: Morgan Stanley Stockholder Proposal
Importance: High

Mr. Tyler,

We are in receipt of your letter dated December 13 describing procedural deficiencies. Please find attached two documents that should address these concerns.

1. A letter from the DTC custodian confirming that the IRA account of Mr. Sandmel holds the qualifying shares for this action, as required by rule 14a-8(b)(2)(i).

2. A no action letter issued by the SEC to Baker Hughes dated February 22, 2016 that addresses your request for more specific authorization from the client.

SEC staff has clarified in this no action letter that it is not necessary under Rule 14a-8 for an investment firm to take actions beyond those provided under the Rule or Law of Agency: i.e., (1) to state that it represents a client, (2) to demonstrate a relationship with the client by
providing rule-compliant, third-party documentation of proof of continuous ownership (the Letter of Verification), and (3) to convey the intent of that client to continue to hold the requisite value of shares through the time of the next shareholders meeting (the "Statement of Intent").

The original submission combined with the attached verification of share ownership from the DTC custodian should be sufficient to cure the procedural defect.

Please confirm with me that this proposal is now in good order. Feel free to contact me with any questions.

Thank you.

Regards,

Holly A. Testa, AIF®
Director, Shareowner Engagement
First Affirmative Financial Network

350 Ward Ave., Suite 106-18
Honolulu, HI 96814 – 4004

303-641-5190

hollytesta@firstaffirmative.com

*Plan to join us for **The SRI Conference** on Sustainable, Responsible, Impact Investing **November 1–3, 2017**.*
*This 28th annual SRI Conference will be at the **Hotel del Coronado in San Diego, California** (on the beach!).*
Hoping to see you there.

www.SRIconference.com

www.firstaffirmative.com

From: Foley, Patricia <Patricia.Foley@morganstanley.com> on behalf of Tyler, Jacob E <Jacob.Tyler@morganstanley.com>
Sent: Tuesday, December 13, 2016 11:54 AM
To: Holly Testa
Cc: Tyler, Jacob E; Foley, Patricia
Subject: Morgan Stanley Stockholder Proposal

Please see the attached from Jacob Tyler.

Thank you,

Patricia Foley on behalf of Jacob Tyler
Morgan Stanley | Legal and Compliance
1221 Avenue of the Americas, 35th Floor | New York, NY 10020
Phone: +1 212 762-5639
Patricia.Foley@morganstanley.com

NOTICE: Morgan Stanley is not acting as a municipal advisor and the opinions or views contained herein are not intended to be, and do not constitute, advice within the meaning of Section 975 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. If you have received this communication in error, please destroy all electronic and paper copies and notify the sender immediately. Mistransmission is not intended to waive confidentiality or privilege. Morgan Stanley reserves the right, to the extent permitted under applicable law, to monitor electronic communications. This message is subject to terms available at the following link: http://www.morganstanley.com/disclaimers If you cannot access these links, please notify us by reply message and we will send the contents to you. By communicating with Morgan Stanley you consent to the foregoing and to the voice recording of conversations with personnel of Morgan Stanley.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2016

Lee Whitley
Baker Hughes Incorporated
lee.whitley@bakerhughes.com

Re: Baker Hughes Incorporated
Incoming letter dated January 11, 2016

Dear Ms. Whitley:

This is in response to your letter dated January 11, 2016 concerning the shareholder proposal submitted to Baker Hughes by Newground Social Investment on behalf of the Equality Network Foundation. We also have received a letter on the proponent's behalf dated February 15, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Bruce T. Herbert
Newground Social Investment, SPC
team@newground.net

February 22, 2016

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Baker Hughes Incorporated
Incoming letter dated January 11, 2016

The proposal relates to simple majority voting.

We are unable to concur in your view that Baker Hughes may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that Baker Hughes may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Newground
Social Investment

10033 - 12th Ave NW
Seattle, WA 98177
www.newground.net
(206) 522-1944

VIA ELECTRONIC DELIVERY TO: <ShareholderProposals@sec.gov>
<Lee.Whitley@bakerhughes.com>

February 15, 2016

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Response to No-Action Request, in Regard to Vote-Counting Shareholder Proposal Equality Network Foundation, Proponent

Dear Sir or Madam:

I write on behalf of the Equality Network Foundation (the "Proponent" or "Shareholder") and Newground Social Investment ("Newground"), to respond to a January 11, 2016 no-action request (the "No-Action") sent to the Securities & Exchange Commission by Baker Hughes Incorporated (the "Company" or "Baker Hughes"), which the Company submitted in regard to a Proposal filed December 4, 2015 by Newground on behalf of the Proponent. In accordance with SEC Rules, a copy of this correspondence is being sent contemporaneously to the Company.

(I)
OVERVIEW

In relevant part, Baker Hughes asserts either that Newground failed to prove it had authorization to file the Proposal on behalf of the Shareholder; or, alternatively, that the Shareholder failed to provide its own written Statement of Intent that it intends to continue to hold shares through the date of the Company's next annual meeting.

As Baker Hughes notes, in Newground's response to the Company's December 14, 2015 Deficiency Notice regarding proof of ownership, Newground, representing the Equality Network Foundation, included a written statement from the Shareholder Proponent's independent custodian, a DTC Participant, verifying that the Shareholder Proponent had continuously held the requisite value of shares of Common Stock for the one-year period preceding and including December 4, 2015 (the filing deadline) so as to meet the eligibility requirements of Exchange Act Rule 14a-8(b). The Company does not contest the validity of this verification of shareholding (the "Letter of Verification").

In addition, the December 4, 2015 transmittal letter (submitted with the Proposal on behalf of the Equality Network Foundation) asserted clearly that the Proponent acknowledged and understood its responsibility under the Rule, and that it intends to continually hold shares through the date of the Company's next annual meeting.

Baker Hughes accurately notes that Newground, in response to the Company's request regarding proof of authorization, stated that the Shareholder Proponent is a Newground client and that, as such, Newground is "authorized to undertake these actions on its [the Proponent's] behalf... since it is clear that as a Registered Investment Advisor registered with the SEC, [Newground represents] clients of all types and [has] both ethical and legal obligations to do so faithfully."

Baker Hughes asserted that additional evidence of authorization is required; however, Newground declined to provide alternate evidence because neither SEC Rule nor the State Law of Agency discusses, details, or requires the presentation of additional documentation in this circumstance.

Therefore, we present this response to the Company's No-Action request as a test case. We believe it is appropriate for Staff to clarify that it is not necessary under Rule 14a-8 for an investment firm to take actions beyond those provided under the Rule or Law of Agency: i.e., (1) to state that it represents a client, (2) to demonstrate a relationship with the client by providing rule-compliant, third-party documentation of proof of continuous ownership (the Letter of Verification), and (3) to convey the intent of that client to continue to hold the requisite value of shares through the time of the next shareholders meeting (the "Statement of Intent").

The appropriateness of a Registered Investment Advisor making such assertions is no different from the appropriateness of an attorney (acting as an agent) to assert, without providing other written proof, the authority to speak on behalf of his or her client. A lawyer and a Registered Investment Advisor acting on behalf of their respective clients represent parallel instances, in both of which it is unnecessary and inappropriate to challenge the authority of the agent (absent concrete evidence that may suggest a lack of proper agency).

(II)
NEITHER STATE NOR FEDERAL LAW REQUIRES DOCUMENTATION OF AUTHORIZATION FOR AN INVESTMENT FIRM TO ACT ON BEHALF OF A CLIENT

The State Law of Agency gives broad discretion to an investment firm to act on behalf of its clients. In a wide array of activities, under State Law it is not necessary for an investment firm to provide instance-by-instance documentation of its authority in order to represent a client. Nor should it be the case in filing proposals under SEC Rules, because there are in place sufficient checks-and-balances that prevent Newground (or any other Registered Investment Advisor similarly situated) from making a fraudulent assertion of authority in order to gain access to a company proxy.

Specifically, there is a clear *lineage of authority* that involves a shareholder (Newground's client), the independent custodian (who generates and delivers the Letter of Verification of ownership), and Newground (the Registered Investment Advisor). Under this *lineage*, a third-party custodian would not produce a Letter of Verification and deliver it to Newground without authorization from the shareholder who, in turn, would not authorize the Letter of Verification's production and delivery without knowledge of and a desire for Newground to file the proposal on the shareholder's behalf.

The simple fact is that current SEC practice has established a seamless context, or *unity of documentation* – constituted by the Letter of Verification of ownership, Statement of Intent to hold shares, and the Shareholder Proposal. Neither of these elements stands by itself, nor could either one of these elements on its own allow a shareholder filing to go forward and to appear in a proxy. The Letter of Verification may be viewed as the linchpin of this *unity of documentation* – both because its very existence is proof of an intact *lineage of authority*, and because without it a filer (whether the shareholder or their agent) could not move past the Deficiency Notice stage of submitting a shareholder proposal.

In this manner, as scientists can with certainty infer the existence of a planet from the presence of a shadow during an eclipse, so the Staff and a company can conclusively infer the existence of appropriate authorization for Newground (in this instance) from the presence of a Letter of Verification.

As evidenced by the nearly universal tendency in recent years of companies to issue deficiency notices and no-action requests in response to each shareholder filing, it could be posited that companies would prefer for the shareholder engagement process to be slowed by as many hurdles as possible, whether real or imagined. Fortunately, companies are not the arbiters of what is and is not required, and the Commission should not fall prey to validating a no-action request – however much a company may wish for it – that is both unnecessary and redundant in light of existing safeguards to the system, and is neither detailed in nor envisioned by the existing configuration of the Rules. To do so would harm the free-flow of communication between a company's owners, their management, and Board.

The Company correctly notes that in this instance Newground is not asserting that it has, itself, beneficial ownership of the shares. Newground exclusively asserts that it is entitled under State Law – and not denied the right under Rule 14a-8 – to assert that it represents a client for all purposes related to the filing of a shareholder proposal. The only requirements detailed under the Rule are to provide independent documentation that a client has held the requisite value of shares for the necessary period of time leading up to a proposal's submission (the Letter of Verification), and also to state that the client intends to continue to do so through the date of the subsequent annual meeting of shareholders (the Statement of Intent).

Review of Staff no-action correspondence, including the cases cited by Baker Hughes in this instance, demonstrate that the alleged requirement to provide a statement from a client that documents authorization for a Registered Investment Advisor to file a proposal (while perhaps, in deference, provided by some firms in the past) <u>is not mandated</u> by either SEC Rule or State Law. Instead, all that is necessary is adequate, credible evidence that the investment firm represents the shareholder. Newground has provided such evidence in the form of the Letter of Verification of share ownership.

(III)
STAFF DECISIONS DO NOT REQUIRE A SPECIFIC DOCUMENT TO PROVE AUTHORIZATION FOR A REGISTERED INVESTMENT ADVISOR

Baker Hughes cites a number of precedents in its January 11, 2016 No-Action request that either do not apply to the current instance, or actually support Newground's view of the matter.

In the inapplicability category, the Company cites as relevant three instances (*The Western Union Company* (Mar. 10, 2010); *3M Company* (Feb. 7, 2014); and *Chesapeake Energy Corporation* (Apr. 13, 2010)) where Staff permitted exclusion under Exchange Act Rule 14a-8(b) of proposals submitted by investment advisors based on securities pooled *in client accounts*. However, these are not germane to this instance because they involved situations in which the investment firms representing shareholders asserted that relevant shares were held in "client accounts" (plural), <u>but neglected or declined to name the specific clients</u>. In the absence of naming the represented clients, it became impossible to trace ownership to a specific beneficial shareholder, and therefore the terms of Rule 14a-8 were not met.

In stark contrast, in the present instance Newground has clearly identified the specific Shareholder on whose behalf it filed the Proposal. Newground also provided, as the Company has acknowledged, appropriate third-party verification of proof of continuous ownership by that specific client. Because the Letter of Verification points to the existence of a clear *lineage of authority*, we believe this constitutes more than adequate evidence of Newground's authority to act on behalf of the Shareholder client.

The Company also cites *Smithfields Foods* to argue that an investment advisor must submit additional paperwork in order to demonstrate that it has authority to submit a proposal on behalf of a client. However, the Company misinterprets the facts and decision in *Smithfield Foods, Inc.* (June 24, 2010).

The circumstances were these: Calvert, the investment firm in the *Smithfields* instance, asserted that it had authority to submit the proposal under contractual arrangements with its subsidiaries. While Calvert provided written documentation of those contractual relationships, it also noted that those relationships involved "traditional advisory services" which were alleged to include acting on the shareholder's behalf in voting proxies and in submitting proposals.

The company challenging the proposal in *Smithfields* noted that the contract in question did not include express language stating that the subsidiary funds authorized Calvert to file proposals on their behalf, or even to vote the proxies. In point of fact, all that the Calvert contract demonstrated was that an advisory relationship existed between Calvert and the filers. Nevertheless, the Staff determined in *Smithfields* that the proposal <u>could not be</u>

excluded, thus affirming Calvert's assertion that a company cannot demand production of a specific type of authorization document in regard to filing a proposal, and that the existence of a "traditional advisory services" relationship is sufficient to convey authority to file a shareholder proposal on a client's behalf.

Thus, in the present instance, the *Smithfields Foods* precedent does not support the Company's contention; but, rather, entirely supports Newground's perspective on the matter. By providing a third-party custodian's independent verification of proof of continuous ownership, and by making a clear assertion that the Shareholder is Newground's client, we have provided sufficient and incontrovertible evidence of relationship and, therefore, need not – either under the State Law of Agency or under SEC Rules – provide a separate document to demonstrate such authorization.

While citing, and in our view misinterpreting, one *Energen Corporation* no-action letter (Calvert proponent, addressed below), the Company chose to ignore a second, highly pertinent, *Energen* no-action decision that was issued on the very same day, in which Staff denied no-action relief to *Energen*.

In *Energen Corporation* (Feb. 22, 2011) (Miller/Howard proponent) the Staff held that a trustee of a Trust was not required to provide proof of her authority to act on behalf of the trust. In the Miller/Howard submission, the registrant claimed that no proof of authorization had been supplied to demonstrate that the trustee was authorized to act on behalf of the trust (which had two trustees). However, Staff rejected that argument. The authority of Newground to act on behalf of its client is even stronger, since it is subject to administrative regulation of its ethics and authority.

No attempt has been made to assert that Newground is itself a beneficial owner or a shareholder under the terms of Rule 14a-8(i)(8). Instead, we assert that Staff should conclude that a Registered Investment Advisor which, on behalf of a client, produces compliant third-party verification of proof of continuous ownership and makes appropriately clear assertions regarding the client's intent to hold those shares through the time of the subsequent shareholders meeting, operates within an SEC-defined context that enjoys abundant safeguards which ensure it could not falsely claim shareholder representation and gain access to a company proxy thereby.

As an SEC-registered Registered Investment Advisor, Newground is differently situated from an individual who might attempt to file a proposal on behalf of another, because an individual has in place no economic stake or the natural checks-and-balances that arise through a legal investment advisory relationship. As such, Newground is in a position quite similar to that of a lawyer: both would face legal and ethical jeopardy where he or she to falsely claim to represent a client. In addition, if an investment advisory firm were to falsely claim that it represented a shareholder in submitting a shareholder proposal, there are effective safeguards in place to prevent that filing from proceeding. The SEC need not and should not be involved. In support of this, the fact is that Commission Rules make no reference to any type of proof of authorization as asserted by Baker Hughes. We believe this was not an oversight but, rather, a conscious choice made by the framers of the Rule in recognition of the fact that assertions of concern, such as those made by Baker Hughes, are already thoroughly addressed under the Rule, and are a matter of State Law.

In the presence of a clear *lineage of authority* and the existence of a *unity of documentation* – without which no item can appear in a company's proxy – there is no valid reason why, in filing shareholder proposals on behalf of a client, Newground should be burdened with unsubstantiated demands for additional proofs of authorization that are duplicative, do not provide additional safeguards, and are neither envisioned under the Rule nor expected under State Law.

(IV)
THE PROPONENT DID NOT FAIL TO ASSERT ITS INTENT TO HOLD SHARES THROUGH THE TIME OF THE NEXT ANNUAL MEETING OF SHAREHOLDERS

As a separate argument, Baker Hughes asserts that the Shareholder Proponent failed to provide a written Statement of Intent to hold securities through the date of the next annual meeting of shareholders. As noted above, Newground's December 4, 2015 transmittal letter clearly states, on the Shareholder's behalf, the intent of the Proponent to hold shares through the time of the next annual meeting.

The Company, in arguing the exact manner of expression a shareholder's Statement of Intent to hold shares must take, cites *Energen Corporation* (Feb. 22, 2011) (Calvert proponent). However, the *Energen* (Calvert) precedent is not only inapplicable to the present matter, it further demonstrates the Company's misguided approach to this issue.

In the *Energen* (Calvert) decision, the firm that filed on behalf of the relevant shareholders stated that "it" (not the proponents) intended to hold the relevant shares. In stark contrast to the present instance, the firm did not directly represent or assert that the *relevant shareholders intended to hold* the shares. Thus, although the firm there may have been a *spokesperson* for the related funds that actually held the shares, it spoke only to its own intent to continue holding shares and not the intent of its subsidiaries, which appeared to have independent decision-making authority. The Staff reasoned that "although [the investment advisor] may have been authorized to act and speak on behalf of shareholders, *it has provided a statement of its own intentions* and not of the shareholders' intentions" (emphasis added).

In the present instance, Newground has made it abundantly clear that it is authorized to speak on behalf of this client, the Proponent; and further, that on behalf of this client Newground states that it is the Proponent's intent to hold shares through the time of the next shareholders meeting. Thus, all requirements set out under the Rule for documenting both proof of ownership and intent to continue ownership have been appropriately met.

In addition, Staff has explicitly rejected multiple attempts of registrants to argue that shareholders must *themselves* provide a Statement of Intent, and that investment advisors cannot (on behalf of a shareholder) provide or make such a Statement. See: *Chevron Corporation* (Mar. 11, 2014); and *Hanesbrands Inc.* (Jan. 13, 2012).

(V)
IN CLOSING

In our view, for quite some time companies have made specious demands for documentation that are neither justified under nor envisioned by SEC Rules; and have successfully prevailed in no-action challenges by presenting unsupportable claims as if they were defined requirements. Our sense is that in so doing companies have harmed shareholder interest by employing unsubstantiated technicalities to hinder an appropriately open and to-be-desired flow of communication between shareholders, management, and the Board.

Current practice under the Rules has established an effective and indivisible set of shareholder proposal submission elements, the *unity of documentation*, which can only result in a proposal appearing in a proxy statement when all three are together – such that no one element by itself could allow a shareholder filing to appear in a proxy. The Letter of Verification serves as a linchpin – because its very existence is proof of there being an intact *lineage of authority* from shareholder, to independent custodian, to Newground; in the absence of which Newground, as a filer on behalf of a Shareholder Proponent, could never move past the Deficiency Notice stage of filing a proposal.

We believe these reasons alone are sufficient for Staff to deny the Company's No-Action request. However, though Baker Hughes bears the burden of proof in this matter it has failed to present a credible argument or to cite any specific authority in support of its contentions. Further, the Company's attempts to cite precedent (in each and every instance) are either inapplicable to the current instance or actually support Newground's view of the matter. Newground has cited three additional precedents, each of which were decided in support of our position and establish the grounds for our case even more conclusively (one of these citations was ignored by the Company when it cited another Staff decision at the same company delivered on the same day).

Therefore, we respectfully ask that Staff deny the Company's No-Action request.

We are available to further clarify anything presented herein, and request the opportunity to expand on these views or offer additional reflections should the Company present a response to this rebuttal of its No-Action request. As always, we thank the Staff for its time, diligence, and careful handling of these important aspects of the shareholder engagement process.

Sincerely,

Bruce Herbert

Bruce T. Herbert | AIF
Chief Executive | ACCREDITED INVESTMENT FIDUCIARY

cc: Lee Whitley, Vice President and Corporate Secretary, Baker Hughes Incorporated
Equality Network Foundation

BAKER HUGHES

Baker Hughes Incorporated

2929 Allen Parkway, Suite 2100
Houston, Texas 77019-2118
P.O. Box 4740 (77210-4740)
Tel. (713) 439-8122
Fax (281) 582-5905
lee.whitley@bakerhughes.com

Lee Whitley
Vice President & Corporate Secretary

January 11, 2016

BY ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Stockholder Proposal to Baker Hughes Incorporated by Newground Social Investment, SPC on behalf of The Equality Network Foundation

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), attached hereto as Exhibit A are copies of (i) the stockholder proposal and supporting statement (collectively, the "***Proposal***") submitted by Newground Social Investment, SPC ("***Newground***") on behalf of The Equality Network Foundation (the "***Shareholder Proponent***") for inclusion in the proxy statement and form of proxy (collectively, the "***2016 Proxy Materials***") to be furnished by Baker Hughes Incorporated (the "***Company***") to its stockholders in connection with its 2016 Annual Meeting of Stockholders, and (ii) related correspondence between the Company and Newground. In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008), this letter and the attached documents are being delivered by email to shareholderproposals@sec.gov. Newground's address, as stated in Newground's transmittal letter accompanying the Proposal, is 10033 12th Avenue NW, Seattle, Washington 98177, and its e-mail address is team@newground.net. The Shareholder Proponent's contact information was not included in Newground's transmittal letter accompanying the Proposal.

The Company is submitting this letter pursuant to Exchange Act Rule 14a-8(j) to notify the Securities and Exchange Commission (the "***Commission***") of the Company's intention to exclude the Proposal from its 2016 Proxy Materials. In addition, pursuant to Exchange Act Rule 14a-8(j), a copy of this letter and its exhibits are also being sent to Newground. Exchange Act Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) provide that a shareholder proponent is required to send the company a copy of any correspondence that the proponent elects to submit to the Commission or the staff of the Division of Corporation Finance of the Commission (the "***Staff***"). Accordingly, we hereby inform Newground that the Company and the undersigned should receive a concurrent copy of any additional correspondence submitted to the Commission or the Staff relating to the Proposal.

The Company respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company omits the Proposal from its 2016 Proxy Materials for the reasons discussed below. The Company currently intends to file its definitive 2016 Proxy Materials with the Commission no earlier than 80 days after the date of this letter.

The Shareholder Proposal

The Proposal requests that the Company's stockholders approve the following resolution:

> "RESOLVED: Shareholders of Baker Hughes Incorporated hereby request the Board to take or initiate the steps necessary to amend the Company's governing documents to provide that all non-binding matters presented by shareholders shall be decided by a simple majority of the votes cast FOR and AGAINST an item. This policy shall apply to all such matters unless shareholders have approved higher thresholds, or applicable laws or stock exchange regulations dictate otherwise."

Bases for Exclusion

We request that the Staff concur that the Company may exclude the Proposal pursuant to:

- Exchange Act Rules 14a-8(b) and 14a-8(f) because Newground failed to demonstrate that it is either eligible under Exchange Act Rule 14a-8(b)(2) to submit the Proposal itself or authorized to submit the Proposal on behalf of a shareholder proponent that is eligible under Exchange Act Rule 14a-8(b)(2) to submit the Proposal; and

- Exchange Act Rules 14a-8(b) and 14a-8(f) because the Shareholder Proponent failed to provide its own written statement that it intends to continue to hold sufficient shares of the Company's common stock through the date of the Company's 2016 Annual Meeting of Stockholders.

Background

Newground submitted the Proposal on behalf of the Shareholder Proponent on December 4, 2015 and the Company received the Proposal on the same date. The Proposal did not include (i) evidence that either the Shareholder Proponent or Newground met the eligibility requirements of Exchange Act Rule 14a-8(b), (ii) a written statement from the Shareholder Proponent that it intends to continue to hold sufficient shares of the Company's common stock through the date of the Company's 2016 Annual Meeting of Stockholders as required by Exchange Act Rule 14a-8(b) or (iii) evidence that Newground is authorized to submit the Proposal on behalf of the Shareholder Proponent.

On December 14, 2015, after confirming that the Shareholder Proponent was not a shareholder of record of the Company's common stock, par value $1.00 per share (the "***Common Stock***"), the Company sent a notice of defect (the "***Deficiency Letter***") to Newground by email and overnight mail notifying Newground of the need to provide the Company (i) "a written statement from the 'record' holder of the [Shareholder] Proponent's shares (usually a broker or a bank) verifying that the [Shareholder] Proponent continuously held the requisite number of shares of Common Stock for the one-year period preceding and including December 4, 2015" (the date of submission of the Proposal); (ii) "a written statement that the [Shareholder] Proponent intends to continually own such shares [of Common Stock] through the date of the Company's annual meeting" and (iii) "evidence from the [Shareholder] Proponent that [Newground is] authorized to submit the Proposal and otherwise act on behalf of the [Shareholder] Proponent." The Deficiency Letter informed Newground that its response to the Deficiency Letter was required within 14 days from its receipt of the Deficiency Letter and included copies of Exchange Act Rule 14a-8 and Staff Legal Bulletins No. 14F and 14G.

On December 24, 2015, the Company received an email from Newground attaching a response to the Deficiency Letter (the "***Newground Response***" and, together with the Proposal, the "***Newground Documents***"). The Newground Response included a written statement from the Shareholder Proponent's broker, a DTC Participant, verifying that the Shareholder Proponent continuously held the requisite shares of Common Stock for the one year period preceding and including December 4, 2015 to meet the eligibility requirements of Exchange Act Rule 14a-8(b). However, the Newground Response failed to respond to the Company's request, based on Exchange Act Rule 14a-8(b)(2)(i), for "a written statement that the [Shareholder] Proponent intends to continually own such shares [of Common Stock] through the date of the Company's annual meeting." In addition, the Newground Response refused to provide "evidence from the [Shareholder] Proponent that [Newground is] authorized to submit the Proposal and otherwise act on behalf of the [Shareholder] Proponent." Newground instead stated that the Shareholder Proponent is a Newground client and that, as such, Newground is "authorized to undertake these actions on its behalf . . . since it is clear that as a Registered Investment Advisor registered with the SEC, [Newground represents] clients of all types and [has] both ethical and legal obligations to do so faithfully."[1] However, the Newground Documents provided the Company with no evidence of the existence or details of any client relationship between Newground and the Shareholder Proponent showing that Newground was authorized to use the Common Stock owned by the Shareholder Proponent to gain access to the Company's 2016 Proxy Materials.

Copies of the Proposal, Deficiency Notice and Newground Response are included in the materials attached hereto as Exhibit A.

Analysis

Exchange Act Rule 14a-8(b)(1) provides that, to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year as of the date the proposal is submitted and must continue to hold those securities through the date of meeting. In addition, Exchange Act Rule 14a-8(b)(2) also provides that, to be eligible to submit a proposal, a shareholder must also include in its submission its own written statement that the shareholder intends to continue to hold the securities through the date of the annual meeting.

Further, Exchange Act Rule 14a-8(f)(1) provides that, if a shareholder proponent fails to satisfy one of the eligibility or procedural requirements set forth in Exchange Act Rule 14a-8(a)-

[1] In contrast to Newground's statement in the Newground Response, the Company notes that in connection with a no action request letter submitted by Goldman Sachs (Jan. 14, 2014), Investor Voice (a predecessor to Newground for whom Mr. Bruce T. Herbert also served as chief executive), on behalf of the Shareholder Proponent, responded to a request made by Goldman Sachs that was substantially similar to the latter two requests included in the Deficiency Letter, although such response was not confirmed to be satisfactory.

(d) (including those set forth in the paragraph above), the company may exclude the proposal if the company notifies the shareholder proponent of the deficiency within 14 calendar days of the company's receipt of the proposal and the proponent then fails to correct the deficiency within 14 calendar days of its receipt of the company's deficiency letter.

A. *Newground Does Not Have an Economic Interest in the Common Stock Owned by the Shareholder Proponent, Nor Does it Have the Authority to Submit the Proposal on Behalf of the Shareholder Proponent*

First, the Staff has made clear that, to be a "shareholder" who has continuously "held" the requisite amount of securities to be eligible to submit a proposal, a person must have an economic interest in the securities that provide the basis for eligibility. The Staff has explained that the purpose of this requirement is to ensure that the proponent has an "economic stake or investment interest in the corporation."[2] Accordingly, the Staff has permitted exclusion of proposals submitted by investment advisors who based their eligibility on securities held in client accounts in which the advisor had no economic stake.[3] In doing so, the Staff has rejected the argument that an investment advisor meets the eligibility requirement of Exchange Act Rule 14a-8(b) by beneficially owning securities consistent with Section 13(d) of the Exchange Act (i.e., by having voting or investment power over the securities), and has concurred that proposals submitted by investment advisors on behalf of clients are excludable under Exchange Act Rule 14a-8(f) where the advisor has "no economic stake or investment interest in the company by virtue of the shares held in its clients' accounts."[4]

As in the No Action Letters cited above, Newground has offered no proof that it has any economic interest in the shares of Common Stock held by the Shareholder Proponent. In the Proposal, Newground stated that it "manages money for clients," and in the Newground Response, stated that it is a "Registered Investment Advisor with the SEC" and "represents clients of all types and has both ethical and legal obligations to do so faithfully." However, the fact that Newground manages securities owned by and held in the names of its clients does not indicate that Newground has an economic interest in such securities sufficient to establish that Newground is a "shareholder" under the meaning of Exchange Act Rule 14a-8(b) and thus eligible to submit proposals for inclusion in the proxy materials of the issuers of such securities.

Second, the Staff has permitted exclusion under Exchange Act Rule 14a-8(b) of proposals submitted by investment advisors based on securities held in client accounts in the absence of proof that the investment advisor was authorized to submit proposals on behalf of its

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[2] Exchange Act Release No. 34-20091 [*14] (Aug. 16, 1983); *see also* Exchange Act Release No. 34-39093 (Sep. 18, 1997) (stating that "[o]ne purpose of the one-year requirement is to curtail abuse of the rule by requiring that those who put the company and the other shareholders to the expense of including a proposal in its proxy materials have had a continuous investment interest in the company.").

[3] *See* 3M Company (Feb. 7, 2014); Chesapeake Energy Corporation (Apr. 13, 2010) (permitting exclusion of a proposal made by an investment advisor under Exchange Act Rule 14a-8(b) and (f) where the investment advisor offered no proof that any of its clients, on whose securities the investment advisor relied for eligibility under Exchange Act Rule 14a-8(b), had given it authority to submit the proposal on their behalf); and The Western Union Company (Mar. 10, 2010) (finding that an investment advisor had "no economic stake or investment in the company by virtue of shares of common stock held in its clients' accounts" where the advisor's contract with its clients gave the advisor rights of beneficial ownership consistent with the securities laws, namely, the power to vote or direct the voting of such securities and the power to dispose or direct the disposition of such securities, but there was no evidence of a clear authorization by the clients to submit stockholder proposals on their behalf).

[4] Chesapeake Energy Corporation (Apr. 13, 2010); The Western Union Company (Mar. 10, 2010).

clients.[5] For an investment advisor to be permitted to submit proposals on behalf of clients (where the advisor has no economic interest in its clients' shares of company common stock), the advisor must demonstrate that its clients delegated to it authority to submit proposals on their behalf.[6] In the Smithfields Foods, Inc. No Action Letter cited above, an investment advisor submitted a proposal on behalf of an investment fund for which it served as investment advisor. The Staff stated that the proposal was not excludable because the investment advisory agreement between the investment advisor and the fund, which had been supplied to Smithfield Foods, Inc. in response to its deficiency letter, as well as the investment advisor's proxy voting guidelines, clearly established that the fund had delegated to the advisor the authority to submit the proposal on the fund's behalf.

Here, nothing in the Newground Documents establishes that Newground has the authority to submit the Proposal on behalf of the Shareholder Proponent. The Newground Documents include only a self-serving blanket statement from Newground that the Shareholder Proponent is a client of Newground and, as such, Newground is authorized to take actions on its behalf. However, such statements do not establish that the Shareholder Proponent has in fact granted such authority to Newground. Despite the Company's request included in the Deficiency Letter that Newground provide the Company with "evidence from the [Shareholder] Proponent that [Newground is] authorized to submit the Proposal and otherwise act on behalf of the [Shareholder] Proponent," Newground has not provided any evidence of such authorization or a statement from the Shareholder Proponent.

Because the Company has no evidence that Newground is a shareholder eligible to submit the Proposal in its own right, that Newground has an economic interest in the Shareholder Proponent's Common Stock sufficient to establish that Newground is a "shareholder" under the meaning of Exchange Act Rule 14a-8(b) or that Newground has the authority to submit the Proposal on behalf of the Shareholder Proponent, the Proposal was not submitted by or on behalf of a shareholder meeting the eligibility requirements of Exchange Act Rule 14a-8(b). Further, because the Company properly notified the Proponent of this defect pursuant to Exchange Act Rule 14a-8(f), and the Proponent failed to timely cure the defect, the Company may exclude the Proposal from its 2016 Proxy Materials pursuant to Exchange Act Rule 14a-8(f)(1).

The Company respectfully submits that finding otherwise would permit any person or entity, particularly those with an advisory relationship to shareholders, to simply declare to companies subject to Section 14A of the Exchange Act that they have the authority to submit a shareholder proposal for inclusion in such company's proxy materials without evidence that such person or entity does in fact meet the requirements of Rule 14a-8(b) or have the authority of a shareholder that does. Such an eventuality would undermine a key premise of Exchange Act Rule 14a-8—that only shareholders are entitled to submit proposals—and could allow non-shareholders, without evidence of any grant of authority from a shareholder, to submit proposals to a company on a subject matter of their own choosing and potentially to the detriment of the company and its shareholders.

B. *The Shareholder Proponent Failed to Provide a Written Statement of Intent to Hold the Requisite Securities through the Date of the Company's 2016 Annual Meeting*

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[5] *See, e.g.* 3M Company (Feb. 7, 2014); Chesapeake Energy Corporation (Apr. 13, 2010); The Western Union Company (Mar. 10, 2010).

[6] Id.; *see also* Smithfields Foods, Inc. (Jun. 24, 2010).

In addition to Newground's failure to provide proof that it is either (i) a shareholder eligible to submit the Proposal in its own right or (ii) authorized to submit the Proposal on behalf of the Shareholder Proponent, the Shareholder Proponent failed to provide a written statement of intent to hold the requisite shares of Common Stock through the date of the Company's 2016 Annual Meeting of Stockholders as required by Exchange Act Rule 14a-8(b)(2).

In Staff Legal Bulletin No. 14 (July 13, 2001), the Staff confirmed that a shareholder "must provide this written statement [of intent] regardless of the method the shareholder uses to prove that he or she continuously owned the securities for a period of one year as of the time the shareholder submits the proposal." Accordingly, the Staff has consistently concurred in the exclusion of proposals when the company was not provided an adequate statement of intent to continue holding the requisite amount of shares through the date of the meeting at which the proposal was to be voted on by stockholders.[7] Specifically, the Staff has permitted exclusion of a proposal submitted by an investment advisor on behalf of a client where the investment advisor rather than the client provided a written statement of intention to hold company securities through the date of the annual meeting.[8] In the Energen No Action Letter cited above, where an investment advisor provided a statement of intention to hold the requisite securities through the date of the upcoming meeting of stockholders based upon investment authority granted under an investment advisory agreement that was terminable by the shareholders upon 60 days' notice, the Staff reasoned that "although [the investment advisor] may have been authorized to act and speak on behalf of shareholders, it has provided a statement of its own intentions and not of the shareholders' intentions."

Similar to the facts in the Energen No Action Letter cited above, the Common Stock on which Newground attempts to establish its eligibility to submit the Proposal is owned by the Shareholder Proponent, who Newground claims is a client of Newground. While no evidence of this client/advisor relationship has been presented to the Company, even if we assume such a relationship exists, the securities are owned by Newground's client and that client could direct Newground to sell the shares of Common Stock held in its account at any time, or could terminate its advisory relationship with Newground. As a result, while Newground stated in its transmittal letter accompanying the Proposal that the Shareholder Proponent "intends to continue to hold a requisite quantity of shares in Company stock through the date of the next annual meeting of stockholders," Newground has provided no evidence of its ability or authority to provide the Company with this commitment. Instead, pursuant to Exchange Act Rule 14a-8(b)(2), the Shareholder Proponent, as the owner of the Common Stock, is required to provide the Company a written statement of its intent to hold the requisite shares of Common Stock through the date of the Company's 2016 Annual Meeting of Stockholders. Without confirmation directly from the Shareholder Proponent of its intention to allow Newground to continue as its investment advisor through the date of the 2016 Annual Meeting of Stockholders or its statement of authorization or direction to Newground to hold such shares through the 2016 Annual Meeting, such assertion in a document executed by Newground is insufficient to provide assurance of the intention of the Shareholder Proponent to hold such shares through the 2016 Annual Meeting as

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[7] *See, e.g.*, General Mills, Inc. (June 25, 2013); General Electric Co. (Jan. 30, 2012); SBC Communications Inc. (Jan. 2, 2004); Exxon Mobil Corp. (Jan. 16, 2001) (In each case the Staff concurred in the exclusion of a shareholder proposal where the shareholder proponent did not provide a written statement of its intent to hold the requisite number of shares through the date of the meeting at which the proposal would be voted on by stockholders.).

[8] Energen Corporation (Feb. 22, 2011) (finding that although a representative of a shareholder may be authorized to act and speak on behalf of the shareholder, such authority does not allow the representative to give a statement of the shareholder's intentions regarding the ownership of securities, and any such statement is a statement of the representative and not of the shareholder).

required by Exchange Act Rule 14a-8(b). Further, because we have no knowledge of Newground's authority to provide such confirmation, or whether the Shareholder Proponent is aware that such a statement has been made on its behalf, if the Proposal is not excluded from the 2016 Proxy Materials and the Shareholder Proponent, unaware of the consequences, fails to hold its shares of Common Stock through the date of the 2016 Annual Meeting, the Shareholder Proponent will forfeit its ability to make shareholder proposals for the next two years pursuant to Exchange Act Rule 14a-8(f)(2) as a result of Newground's statement.

As a result, because the Company properly notified the Shareholder Proponent of this defect pursuant to Exchange Act Rule 14a-8(f), and the Shareholder Proponent failed to timely cure the defect, the Company may exclude the Proposal from its 2016 Proxy Materials pursuant to Exchange Act Rule 14a-8(f)(1).

Conclusion

For the reasons stated above, it is our view that the Company may exclude the Proposal from its 2016 Proxy Materials under Exchange Act Rules 14a-8(b) and 14a-8(f). We request the Staff's concurrence in our view or, alternatively, confirmation that the Staff will not recommend any enforcement action to the Commission if the Company excludes the Proposal.

Please acknowledge receipt of this letter and the enclosed material by returning a stamped copy of this letter to me by email at lee.whitley@bakerhughes.com. If you have any comments or questions concerning this matter or need additional information, please contact me at (713) 439-8122 or at lee.whitley@bakerhughes.com. When a written response to this letter is available, please forward it to me by email at lee.whitley@bakerhughes.com and by fax at (281) 582.5905.

Very truly yours,

Lee Whitley

Lee Whitley
Vice President and Corporate Secretary

cc: Mr. Bruce T. Herbert, Newground Social Investment, SPC
Ms. Christine B. LaFollette, Akin Gump Strauss Hauer & Feld LLP

EXHIBIT A

Proposal and Related Correspondence

Newground
Social Investment

NEWGROUND SOCIAL INVESTMENT, SPC
10033 - 12TH AVE NW
SEATTLE, WA 98177
(206) 522-1944

VIA FACSIMILE TO: (713) 439-8699
VIA ELECTRONIC DELIVERY TO: Lee Whitley <Lee.Whitley@bakerhughes.com>

December 4, 2015

Melissa Lee Whitley
Vice President and Corporate Secretary
Baker Hughes Incorporated
2929 Allen Parkway, Suite 2100
Houston, TX 77019

**Re: Shareholder Proposal in Regard to Vote-Counting
Equality Network Foundation**

Dear Ms. Whitley:

Greetings, and congratulations – it appears that since we last communicated in 2013 you have risen to the post of Corporate Secretary, following Sandy Alford.

As you may recall, Newground Social Investment ("Newground") manages money for clients who are concerned about the environmental, social, and governance implications of the policies and practices of companies they own – feeling that appropriate attention to these matters enhances profitability and long-term shareholder value.

I write to renew a conversation about vote counting, because there are two vote-counting formulas in use on the Baker Hughes proxy, which we feel is confusing and disadvantages shareholders.

We would like to see all non-binding items presented by shareholders be counted using a simple majority formula. Note that this request is different from our earlier conversation, when the request was for all items to be handled with a simple majority vote.

We have presented this request to a number of companies in the S&P 500 with the result that roughly a third thus far have implemented the requested change. We hope that modifications to the Proposal – to affect only non-binding proposals submitted by shareholders – will make it more straightforward to consider and to take action on.

In continuation of the exchange, we are authorized on behalf of our client, the Proponent, the Equality Network Foundation, to present the enclosed Proposal that the

Proponent submits for consideration and action by stockholders at the next annual meeting, and for inclusion in the proxy statement in accordance with Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

We request that the proxy statement indicate that Newground Social Investment is the representative of the Proponent for this Proposal.

The Equality Network Foundation, the Proponent, is the beneficial owner of 65 shares of common stock entitled to be voted at the next stockholders meeting, which have been continuously held since 6/5/2007. Supporting documentation will be delivered under separate cover.

In accordance with SEC Rules, the Proponent acknowledges its responsibility under Rule 14a-8(b)(1), and Newground is authorized to state on its behalf that it intends to continue to hold a requisite quantity of shares in Company stock through the date of the next annual meeting of stockholders. If required, a representative of the Proponent will attend the meeting to move the resolution.

There is ample time between now and the proxy printing deadline to discuss the issue, and we hope – especially considering the changes that have been made to the Proposal – that a dialogue and meeting of the minds will result in Baker Hughes taking steps that can lead to its withdrawal.

Toward that end, you may contact Newground via the address or phone listed above, as well as by the following e-mail address:

team@newground.net

For purposes of clarity and consistency of communication, we ask that you commence all e-mail subject lines with your ticker symbol **"BHI."** (including the period), and we will do the same.

Thank you. We look forward to renewing the discussion of this important governance topic; and all the best for an uplifting holiday season.

Sincerely,

Bruce Herbert

Bruce T. Herbert | AIF
Chief Executive | ACCREDITED INVESTMENT FIDUCIARY

cc: Equality Network Foundation
enc: Shareholder Proposal on Vote-Counting

RESOLVED: Shareholders of Baker Hughes Incorporated hereby request the Board to take or initiate the steps necessary to amend the Company's governing documents to provide that all non-binding matters presented by shareholders shall be decided by a simple majority of the votes cast FOR and AGAINST an item. This policy shall apply to all such matters unless shareholders have approved higher thresholds, or applicable laws or stock exchange regulations dictate otherwise.

SUPPORTING STATEMENT:

A simple-majority voting formula includes FOR and AGAINST votes, but not abstentions.

Baker Hughes' current policies disadvantage shareholders in three ways:

1. **Abstentions are treated as votes AGAINST every shareholder-sponsored item.**

   Regardless of an abstaining voter's intent, Baker Hughes treats every abstention as if against shareholder items, while not counting them against management-sponsored Director elections – this is unduly burdensome and inconsistent.

   Why provide ballots on shareholder proposals that contain three choices – FOR, AGAINST, and ABSTAIN – when management counts all abstentions as if against? In reality, stockholders only have two choices: FOR or AGAINST.

2. **Counting abstentions suppresses outcomes.**

   By simple math, including abstentions in a formula depresses the vote result and raises the threshold required to pass a resolution.

   In effect, this constitutes an unacknowledged supermajority – as the percentage of abstentions rise, this supermajority threshold increases at an exponential rate.

3. **Counting abstentions distorts communication.**

   This clouds communication at the stockholder meeting – which is the only opportunity most shareholders have each year to interact with each other, management, and the Board.

   Of greater concern, Baker Hughes' voting policies create misimpressions that endure. Once figures from non-simple-majority formulas are reported in the press, they become indelibly imprinted on the minds of shareholders and lodged in the public record.

Three facts:

- A CalPERS study found that 48% of the nation's largest corporations employ a simple-majority standard – this is a mainstream practice.
- Under this proposal, shareholders retain the right to 'send a message' by abstaining – in fact, message-sending may be more effective because Baker Hughes will not use abstentions to depress reported outcomes on shareholder proposals.
- Any suggestion that management- and shareholder-sponsored items are treated "identically" or "equally" is false, because management-sponsored item No. 1 – Director elections – does not count abstentions in its formula.

Notable supporters of a simple-majority standard:

- **US Securities and Exchange Commission** (Staff Legal Bulletin No. 14, Question F.4.):
  "Only votes FOR and AGAINST a proposal are included in the calculation of the shareholder vote of that proposal. Abstentions ... are not included in this calculation."
- **Institutional Shareholder Services** ("ISS" – the nation's leading proxy reporting service):
  "...a simple majority of voting shares should be all that is necessary to effect change regarding a company and its governance provisions."
- **The Council of Institutional Investors** (Governance Policy 3.7):
  "Uninstructed broker votes and abstentions should be counted only for purposes of a quorum."

Vote to enhance shareholder value and good governance at Baker Hughes – **vote FOR Item X***

*[*Proxy item number to be determined by the Company.]*

BAKER HUGHES

Baker Hughes Incorporated

2929 Allen Parkway, Suite 2100
Houston, Texas 77019-2118
P.O. Box 4740
Houston, Texas 77210-4740
Tel 713-439-8600
Fax 713-439-8699

December 14, 2015

VIA OVERNIGHT MAIL AND ELECTRONIC DELIVERY

Newground Social Investment, SPC
Attn: Mr. Bruce T. Herbert
10033 12th Avenue NW
Seattle, Washington 98177
Tel: 206.522.1944
Email: team@newground.net

Re: Submission of shareholder proposal dated December 4, 2015 (the "*Proposal*")

Dear Mr. Herbert:

Baker Hughes Incorporated, a Delaware corporation (the "*Company*"), is in receipt of your letter dated December 4, 2015, written on behalf of The Equality Network Foundation (the "*Proponent*"). The purpose of this letter is to notify you (pursuant to the requirements of Rule 14a-8(f) under Regulation 14A under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*")) that the above referenced submission of the Proposal fails to satisfy certain eligibility and procedural requirements specified under Rule 14a-8(b). Pursuant to Rule 14a-8(f), your response to this letter must be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter (the "*Deadline*"). If you fail to adequately correct the eligibility and procedural deficiencies specified below and respond to this letter before the Deadline, the Company may exclude the Proposal from its proxy statement.

Exchange Act Rule 14a-8(b)(1) requires that for a shareholder to be eligible to submit a proposal for inclusion in a company's proxy statement, the shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the shareholder submits the proposal. As of the date hereof, we have not received proof that the Proponent has satisfied the Exchange Act Rule 14a-8(b) ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of the Proponent's continuous ownership of the requisite number of shares of Common Stock for the one-year period preceding and including December 4, 2015, the date the Proposal was submitted to the Company. As explained in Exchange Act Rule 14a-8(b) and in guidance issued by the staff of the Securities and Exchange Commission (the "*SEC*"), sufficient proof must be in the form of:

(1) a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that the Proponent continuously held the requisite number of shares of Common Stock for the one-year period preceding and including December 4, 2015, along with a written statement that the Proponent intends to continually own such shares through the date of the Company's annual meeting; or

(2) if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the requisite number of shares of Common Stock as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the requisite number of shares of Common Stock for the one-year period preceding and including December 4, 2015 and intends to continually own such shares through the date of the Company's annual meeting.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of the Proponent's shares of Common Stock as set forth in clause (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether the Proponent's broker or bank is a DTC participant by asking the broker or bank or by checking DTC's participant list, which is available at http:// www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, stockholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If the Proponent's broker or bank is a DTC participant, then you need to submit a written statement from the Proponent's broker or bank verifying that the Proponent continuously held the requisite number of shares of Common Stock for the one-year period preceding and including December 4, 2015.

(2) If the Proponent's broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the Proponent's shares are held verifying that the Proponent continuously held the requisite number of shares of Common Stock for the one-year period preceding and including December 4, 2015. You should be able to find out the identity of the DTC participant by asking the Proponent's broker or bank. If the DTC participant that holds the Proponent's shares of Common Stock is not able to confirm the

Proponent's individual holdings but is able to confirm the holdings of the Proponent's broker or bank, then you may satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including December 4, 2015, the requisite number of shares of Common Stock were continuously held by the Proponent: (i) one from the Proponent's broker or bank confirming the Proponent's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

In addition to the foregoing, in your response to this letter please provide us with evidence from the Proponent that you are authorized to submit the Proposal and otherwise act on behalf of the Proponent.

This letter will constitute the Company's notice to you under Exchange Act Rule 14a-8(f) of this deficiency. The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to Ms. Lee Whitley, the Company's Corporate Secretary, c/o Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, Texas 77019. Alternatively, you may transmit any response by email or facsimile to Ms. Whitley at lee.whitley@bakerhughes.com or 281.582,5905, respectively. For your reference, we have enclosed copies of Rule 14a-8 and Staff Legal Bulletins No. 14F and No. 14G. We urge you to review these materials carefully before submitting the proof of the Proponent's ownership to ensure it is compliant.

Please note that the requests in this letter are without prejudice to any other rights that the Company may have to exclude the Proposal from its proxy materials on any other grounds permitted by Rule 14a-8.

If you have any questions on this matter, please feel free to contact me at 713.439.8122.

Very truly yours,

Lee Whitley

Lee Whitley
Vice President and Corporate Secretary

cc. The Equality Network Foundation
Chris LaFollette, Akin Gump Strauss Hauer & Feld, LLP

Enclosures:
Rule 14a-8 under the Securities Exchange Act of 1934, as amended
Division of Corporation Finance Staff Legal Bulletins No. 14F and 14G

EXHIBIT A

Exchange Act Rule 14a-8

(See attached.)

ELECTRONIC CODE OF FEDERAL REGULATIONS

e-CFR data is current as of December 9, 2015

Title 17 → Chapter II → Part 240 → §240.14a-8

Title 17: Commodity and Securities Exchanges
PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1*: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2*: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign

law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11*: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12*: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13*: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

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EXHIBIT B

Staff Legal Bulletins No. 14F and 14G

(See attached.)

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders

under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at **http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx**.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8(c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

1 *See* Rule 14a-8(b).

2 For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

3 If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

4 DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant - such as an individual investor - owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

5 *See* Exchange Act Rule 17Ad-8.

6 *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

7 *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

8 *Techne Corp.* (Sept. 20, 1988).

9 In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

Home | Previous Page Modified: 10/18/2011

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)

(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8(d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

---

1 An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

2 Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

3 Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

4 A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

Home | Previous Page Modified: 10/16/2012

Newground
Social Investment

10033 - 12th Ave NW
Seattle, WA 98177
www.newground.net
(206) 522-1944

VIA FACSIMILE TO: (281) 582-5905
VIA ELECTRONIC DELIVERY TO: Lee Whitley <Lee.Whitley@bakerhughes.com>

December 24, 2015

Melissa Lee Whitley
Vice President and Corporate Secretary
Baker Hughes Incorporated
2929 Allen Parkway, Suite 2100
Houston, TX 77019-2118

Re: DEFICIENCY RESPONSE. Shareholder Proposal in Regard to Vote-Counting Equality Network Foundation

Dear Ms. Whitley:

I write in response to a deficiency notice dated December 14, 2015 and received via overnight delivery on December 15, 2015. The notice requested: **(a)** verification of share ownership for the Equality Network Foundation (the "Foundation"), as well as: **(b)** evidence of authorization for Newground Social Investment ("Newground") to represent the Foundation in filing the shareholder proposal that was submitted December 4, 2015.

In regard to **(a)**, in accordance with SEC Rule 14a-8, attached you will find a Letter of Verification for the Foundation.

In response to **(b)**, the request for proof of authorization to represent the Foundation:

The Company's request for evidence of authorization is unwarranted.

There is no language within Rule 14a-8 (the "Rule") which suggests that proof of representation is required in the manner you suggest; in fact, your letter's lack of specificity or citation in regard to the Rule gives basis to this position.

Because the Rule neither specifies criteria nor allows a company to dictate requirements concerning a Proponent's appointment of an agent, we have been advised by counsel that an assertion of agency authority is sufficient evidence of representation, just as it is when outside counsel asserts that it represents a company in matters related to Rule 14a-8.

The question of appointment and authorization is a matter of state law – not SEC Rule – and the state law of agency fully permits an investor to delegate matters such as the filing of a shareholder proposal, and to designate Newground as an agent in this regard.

In the December 4, 2015 letter we affirmed that the Foundation is a Newground client and that we are authorized to undertake these actions on its behalf. We do not believe the law of agency requires a signed statement from the person designating us to act as agent, since it is clear that as a Registered Investment Advisor registered with the SEC, we represent clients of all types and have both ethical and legal obligations to do so faithfully.

Therefore, we ask that the Company either offer citation of authority for making its request, or withdraw the request.

In closing, we hope to participate in a productive dialogue with the Company on the important topic of lobbying. Thank you, and Merry Christmas!

Sincerely,

Bruce Herbert

Bruce T. Herbert | AIF
Chief Executive | ACCREDITED INVESTMENT FIDUCIARY

cc: Sanford Lewis, Esq.
Equality Network Foundation

enc: Letter of Verification for the Equality Network Foundation charles SCHWAB

December 7, 2015

Re: Verification of Baker Hughes Incorporated shares for Equality Network Foundation

To Whom It May Concern:

This letter is to verify that as-of the above date Equality Network Foundation has continuously owned 65 shares of common stock since 6/5/2007.

Charles Schwab Advisor Services serves as the custodian and/or record holder of these shares.

Sincerely,

John Moskowitz

John Moskowitz
Relationship Manager

Folio Institutional

FOLIO*fn* Investments, Inc.
8180 Greensboro Drive
8th Floor
McLean, VA 22102

p 888-485-3456
f 703-880-7313
folioinstitutional.com

December 14, 2016

Martin M. Cohen
Corporate Secretary
Morgan Stanley
1585 Broadway, Suite C
New York, New York 10036

Dear Mr. Cohen,

This letter serves as documentation that Folio*fn* Investments, Inc. acts as the custodian for First Affirmative Financial Network, LLC (First Affirmative). Further, we verify that First Affirmative is the Investment Advisor on the Charles EF Sandmel IRA rollover account.

First Affirmative Financial Network is a beneficial owner with discretionary authority on the above referenced client account, and the client has delegated proxy voting authority to First Affirmative Financial Network.

We confirm that that this account owns 125.8 shares of Morgan Stanley common stock. This account has continuously held at least $2,000 in market value of Morgan Stanley common stock for at least one year prior to December 2, 2016.

Sincerely,

Joseph F. Gerdes
President, Folio Investments, Inc.
8180 Greensboro Drive
8th Floor
McLean, VA 22102
gerdesj@folioinvesting.com
T: 703-245-4855

Friends Fiduciary

ADDING VALUES TO STRONG PERFORMANCE.

December 2, 2016

DELIVERY VIA E-MAIL

Martin M. Cohen
Corporate Secretary
Morgan Stanley
1585 Broadway, Suite C
New York, New York 10036

Dear Mr. Cohen:

On behalf of Friends Fiduciary Corporation, I write to give notice that pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, Friends Fiduciary Corporation hereby co-files the attached proposal with lead filer, As You Sow, for inclusion in the 2017 proxy statement of Morgan Stanley.

Friends Fiduciary Corporation serves more than 330 Quaker meetings, churches, and organizations through its socially responsible investment services. We have over $360 million in assets under management. Our investment philosophy is grounded in the beliefs of the Religious Society of Friends (Quakers), among them the testimonies of peace, simplicity, integrity and justice. We are long term investors and take our responsibility as shareholders seriously. When we engage companies we own through shareholder resolutions we seek to witness to the values and beliefs of Quakers as well as to protect and enhance the long-term value of our investments. As long term investors, we believe that Morgan Stanley could face risks in its operations if it does not have a robust due diligence process that comprehensively assesses risks in financing of companies whose projects may impact indigenous communities.

A representative of the filers will attend the shareholder meeting to move the resolution. We look forward to meaningful dialogue with your company on the issues raised in this proposal. Please note that the contact person for this proposal is Amelia Timbers from As You Sow. Her email address is atimbers@asyousow.org and her phone number is (510) 735-8153. The lead filer is authorized to modify and/or withdraw this resolution on our behalf.

Friends Fiduciary currently owns more than 14,300 shares of the voting common stock of the Company. We have held the required number of shares for over one year as of the filing date. As verification, we have enclosed a letter from US Bank, our portfolio custodian and holder of record, attesting to this fact. We intend to hold at least the minimum required number of shares through the date of the Annual Meeting.

Sincerely,

Jeffery W. Perkins
Executive Director

Enclosures

cc: Amelia Timbers

WHEREAS

As long-term stockholders, we favor policies and practices that protect and enhance the value of our company's investments. There is increasing recognition that violations of indigenous peoples' rights presents risks for the Company that can adversely affect shareholder value, including reputational damage, project delays and disruptions, litigation, and criminal charges.

The United Nations Guiding Principles on Business and Human Rights urges that "business enterprises should have … a policy commitment to meet their responsibility to respect human rights… [and] should respect the human rights of individuals belonging to specific groups or populations that require particular attention, where they may have adverse human rights impacts on them. . . . "

Morgan Stanley has an indigenous rights policy applicable to the financing of specific projects in indigenous territories. The policy requires a project sponsor or borrower demonstrate, among other things, that a project has free, prior, and informed consent by affected indigenous peoples, and that the project avoids, reduces, or compensates for significant adverse impacts on traditional or customary lands under use by indigenous peoples. However, Morgan Stanley's policy does not address the broader financing of companies that may become involved in projects located in indigenous territories.

Morgan Stanley is financing three companies -- Sunoco Logistics, Energy Transfer Partners, and Energy Transfer Equity -- which have collaborated to build the North Dakota Access Pipeline across Native American lands and waterways in North Dakota. The oil pipeline's construction is opposed by Native Americans and allies who have requested that the pipeline be rerouted to protect water quality. The pipeline was previously rerouted around a non-Native American community near Bismark, North Dakota due to the threat it posed to that community's water supply. (Bismark Tribune, August 2016)

In late 2016, police forces and private security began committing human rights abuses against nonviolent protesters of the project:

- Spraying nonviolent protestors with water in freezing temperatures, risking hypothermia.
- Using exploding devices resulting in physical harm to nonviolent protestors, including the amputation of an arm.
- Arrests and suppression of free speech of news media covering the protest.
- Mass arrests of protestors and use of excessive force.

RESOLVED Shareholders request that Morgan Stanley prepare a report, at reasonable expense and excluding proprietary or legally privileged information, assessing how its indigenous rights policy could be extended to the financing of companies involved in energy, mining, oil and gas, and infrastructure (including pipelines, dams, roads, railroads) operations, where such companies are currently, or might in the future be, involved in projects located in indigenous territories, even if those projects are not directly financed by our company. Policy options considered in the report should include, for instance, review of the financed companies' due diligence policies or practices for consistency with Morgan Stanley's project-financing commitments such as consent and impact avoidance and mitigation.

usbank.

All of us serving you℠

Institutional Trust and Custody
50 South 16th Street
Suite 2000
Philadelphia, PA 19102

December 2, 2016

To Whom It May Concern:

This letter is to verify that **Friends Fiduciary Corporation** holds at least $2,000.00 worth of **Morgan Stanley** common stock. **Friends Fiduciary Corporation** has continuously owned the required value of securities for more than one year and will continue to hold them through the time of the company's next annual meeting.

The securities are held by **US Bank NA** who serves as custodian for **Friends Fiduciary Corporation**. The shares are registered in our nominee name at **Depository Trust Company**.

Sincerely,

A Delia

Antoinette Delia
Account Associate
215-761-9431

Maryknoll Sisters
Making God's love visible

P.O. Box 311, Maryknoll, NY 10545-0311
Tel: 914-941-7575
www.maryknollsisters.org

December 2, 2016

Morgan Stanley
Martin M. Cohen, Corporate Secretary
1585 Broadway, Suite C
New York, New York 10036

Dear Mr. Cohen,

The Maryknoll Sisters of St. Dominic, Inc. are the beneficial owners of over $2,000 worth of shares in Morgan Stanley. The Sisters have held these shares continuously for over twelve months and will continue to do so at least until after the next annual meeting of shareholders. A letter of verification of ownership will follow as soon as possible.

I am authorized to notify you of our intention to present the attached proposal for consideration and action by the stockholders at the next annual meeting. I submit this resolution for inclusion in the proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Maryknoll Sisters of St. Dominic, Inc. are co-filing this proposal with As You Sow, who is the lead filer and is authorized to act on our behalf in all aspects of the resolution including negotiation and withdrawal of the resolution. A representative of the lead filer will attend the stockholders' meeting to move the resolution as required.

We look forward to dialogue with the Company on this concern at your convenience.

Sincerely,

Catherine Rowan

Catherine Rowan
Corporate Responsibility Coordinator

enc

WHEREAS
As long-term stockholders, we favor policies and practices that protect and enhance the value of our company's investments. There is increasing recognition that violations of indigenous peoples' rights presents risks for the Company that can adversely affect shareholder value, including reputational damage, project delays and disruptions, litigation, and criminal charges.

The United Nations Guiding Principles on Business and Human Rights urges that "business enterprises should have ... a policy commitment to meet their responsibility to respect human rights... [and] should respect the human rights of individuals belonging to specific groups or populations that require particular attention, where they may have adverse human rights impacts on them. . . . "

Morgan Stanley has an indigenous rights policy applicable to the financing of specific projects in indigenous territories. The policy requires a project sponsor or borrower demonstrate, among other things, that a project has free, prior, and informed consent by affected indigenous peoples, and that the project avoids, reduces, or compensates for significant adverse impacts on traditional or customary lands under use by indigenous peoples. However, Morgan Stanley's policy does not address the broader financing of companies that may become involved in projects located in indigenous territories.

Morgan Stanley is financing three companies -- Sunoco Logistics, Energy Transfer Partners, and Energy Transfer Equity -- which have collaborated to build the North Dakota Access Pipeline across Native American lands and waterways in North Dakota. The oil pipeline's construction is opposed by Native Americans and allies who have requested that the pipeline be rerouted to protect water quality. The pipeline was previously rerouted around a non-Native American community near Bismark, North Dakota due to the threat it posed to that community's water supply. (Bismark Tribune, August 2016)

In late 2016, police forces and private security began committing human rights abuses against nonviolent protesters of the project:

- Spraying nonviolent protestors with water in freezing temperatures, risking hypothermia.
- Using exploding devices resulting in physical harm to nonviolent protestors, including the amputation of an arm.
- Arrests and suppression of free speech of news media covering the protest.
- Mass arrests of protestors and use of excessive force.

RESOLVED Shareholders request that Morgan Stanley prepare a report, at reasonable expense and excluding proprietary or legally privileged information, assessing how its indigenous rights policy could be extended to the financing of companies involved in energy, mining, oil and gas, and infrastructure (including pipelines, dams, roads, railroads) operations, where such companies are currently, or might in the future be, involved in projects located in indigenous territories, even if those projects are not directly financed by our company. Policy options considered in the report should include, for instance, review of the financed companies' due diligence policies or practices for consistency with Morgan Stanley's project-financing commitments such as consent and impact avoidance and mitigation.

1221 Avenue of the Americas
New York, NY 10020

Morgan Stanley

December 13, 2016

VIA E-MAIL AND OVERNIGHT DELIVERY

**Maryknoll Sisters of St. Dominic, Inc.
P.O. Box 311
Maryknoll, NY 10545-0311**

**Maryknoll Sisters of St. Dominic, Inc.
766 Brady Avenue, Apt. 635
Bronx, New York 10462**

**Attn: Catherine Rowan, Corporate Responsibility Coordinator
e-mail: rowan@bestweb.net**

Re: Morgan Stanley Stockholder Proposal

Dear Ms. Rowan:

On December 2, 2016, we received your letter, dated December 2, 2016, submitting a proposal (the "**Proposal**") pursuant to Rule 14a-8 for inclusion in Morgan Stanley's (the "**Company**") 2017 proxy statement. As described below, your submission has certain procedural deficiencies.

Rule 14a-8(b) promulgated under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), requires that in order to be eligible to submit a proposal for inclusion in the Company's proxy statement, the proponent must, among other things, have continuously held at least $2,000 in market value, or 1%, of Company common stock for at least one year by the date of submission of the Proposal. Pursuant to Staff Legal Bulletin No. 14G (CF), Shareholder Proposals (October 16, 2012), a proposal's date of submission is the date the proposal is postmarked or transmitted electronically. Maryknoll Sisters of St. Dominic, Inc. ("**Maryknoll Sisters**") is not currently the registered holder on the Company's books and records of any shares of Company common stock and has not provided adequate proof of ownership. Accordingly, you must submit to us a written statement from the "record" holder of the shares (usually a broker or bank) verifying that on the date of submission of the Proposal, December 2, 2016, Maryknoll had continuously held at least $2,000 in market value, or 1%, of Company common stock for at least the one year period prior to and including the date of submission of the Proposal (i.e., December 2, 2016).

Most large U.S. brokers, banks and other securities intermediaries deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("**DTC**"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Such brokers, banks and securities intermediaries are often referred to as "participants" in DTC. In Staff Legal Bulletin No. 14F (October 18, 2011) (copy enclosed), the SEC staff has taken the view that only DTC participants should be viewed as "record" holders of securities that are deposited with DTC.

In Staff Legal Bulletin No. 14G (October 16, 2012) (copy enclosed), the SEC staff has taken the view that a proof of ownership letter from an entity that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, (an "**affiliate**") of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

Maryknoll Sisters can confirm whether its broker, bank or securities intermediary is a DTC participant or an affiliate of a DTC participant by asking its broker, bank or securities intermediary or by checking the listing of current DTC participants, which is available on the internet at: http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.pdf. In these situations, shareholders need to obtain proof of ownership from the DTC participant or affiliate of a DTC participant through which the securities are held, as follows:

- If Maryknoll Sisters' broker, bank or securities intermediary is a DTC participant or an affiliate of a DTC participant, then you need to submit a written statement from its broker, bank or securities intermediary verifying that Maryknoll Sisters continuously held the required amount of Company common stock for at least the one year period to and including the date of submission of the proposal, December 2, 2016.

- If Maryknoll Sisters' broker, bank or securities intermediary is not a DTC participant or an affiliate of a DTC participant, then you need to submit proof of ownership from the DTC participant or affiliate of a DTC participant through which the securities are held verifying that Maryknoll Sisters continuously held the required amount of Company common stock for at least the one year period prior to and including the date of submission of the proposal, December 2, 2016. Maryknoll Sisters should be able to find out who this DTC participant or affiliate of a DTC participant is by asking its broker, bank or securities intermediary. If Maryknoll Sisters' broker is an introducing broker, it may also be able to learn the identity and telephone number of the DTC participant or affiliate of a DTC participant through its account statements, because the clearing broker identified on its account statements will generally be a DTC participant.

- If the DTC participant or affiliate of a DTC participant that holds Maryknoll Sisters' shares knows Maryknoll Sisters' broker's, bank's or securities intermediary's holdings, but does not know Maryknoll Sisters' holdings, you need to submit two proof of ownership statements verifying that the required amount of Company common stock were continuously held for at least the one year period prior to and including the date of submission of the proposal, December 2, 2016: one from Maryknoll Sisters' broker, bank or securities intermediary confirming Maryknoll Sisters' ownership, and the other from the DTC participant or affiliate of a DTC participant confirming the broker, bank or securities intermediary's ownership.

In order to meet the eligibility requirements for submitting a shareholder proposal, you must provide the requested information no later than 14 calendar days from the date you receive this letter. If you provide us with documentation correcting these eligibility deficiencies, postmarked or transmitted electronically no later than 14 calendar days after the date you receive this letter, we will review the Proposal to determine whether it is appropriate for inclusion in our proxy statement.

A copy of Rule 14a-8, which applies to shareholder proposals submitted for inclusion in proxy statements, is enclosed for your reference.

Sincerely,

Jacob E. Tyler
Assistant Secretary

Enclosures

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of

the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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1 *See* Rule 14a-8(b).

2 For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

3 If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

4 DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

5 *See* Exchange Act Rule 17Ad-8.

6 *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

7 *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

8 *Techne Corp.* (Sept. 20, 1988).

9 In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

10 For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

11 This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

12 As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

13 This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

14 *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

15 Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

16 Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the

date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the

website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become

operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

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[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

ELECTRONIC CODE OF FEDERAL REGULATIONS

e-CFR data is current as of December 6, 2016

Title 17 → Chapter II → Part 240 → §240.14a-8

Title 17: Commodity and Securities Exchanges
PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

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§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

Need assistance?

Maryknoll Sisters
Making God's love visible

P.O. Box 311, Maryknoll, NY 10545-0311
Tel: 914-941-7575
www.maryknollsisters.org

December 13, 2016

Morgan Stanley
Martin M. Cohen, Corporate Secretary
1585 Broadway, Suite C
New York, New York 10036

Dear Mr. Cohen,

This is in regards to the shareholder proposal that the Maryknoll Sisters of Dominic, Inc., submitted on December 2, 2016. Enclosed please find the letter from our custodian verifying the Maryknoll Sisters' beneficial ownership of shares in Morgan Stanley & Company

The Maryknoll Sisters of St. Dominic have held the shares continuously for over 12 months and they will continue to be held through the next annual meeting of the Company.

Enclosed for reference are the documents hand-delivered on December 2, 2016.

Sincerely,
Catherine Rowan

Catherine Rowan
Corporate Responsibility Coordinator

enc

Maryknoll Sisters
Making God's love visible

P.O. Box 311, Maryknoll, NY 10545-0311
Tel: 914-941-7575
www.maryknollsisters.org

December 2, 2016

Morgan Stanley
Martin M. Cohen, Corporate Secretary
1585 Broadway, Suite C
New York, New York 10036

Dear Mr. Cohen,

The Maryknoll Sisters of St. Dominic, Inc. are the beneficial owners of over $2,000 worth of shares in Morgan Stanley. The Sisters have held these shares continuously for over twelve months and will continue to do so at least until after the next annual meeting of shareholders. A letter of verification of ownership will follow as soon as possible.

I am authorized to notify you of our intention to present the attached proposal for consideration and action by the stockholders at the next annual meeting. I submit this resolution for inclusion in the proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Maryknoll Sisters of St. Dominic, Inc. are co-filing this proposal with As You Sow, who is the lead filer and is authorized to act on our behalf in all aspects of the resolution including negotiation and withdrawal of the resolution. A representative of the lead filer will attend the stockholders' meeting to move the resolution as required.

We look forward to dialogue with the Company on this concern at your convenience.

Sincerely,

Catherine Rowan

Catherine Rowan
Corporate Responsibility Coordinator

enc

WHEREAS
As long-term stockholders, we favor policies and practices that protect and enhance the value of our company's investments. There is increasing recognition that violations of indigenous peoples' rights presents risks for the Company that can adversely affect shareholder value, including reputational damage, project delays and disruptions, litigation, and criminal charges.

The United Nations Guiding Principles on Business and Human Rights urges that "business enterprises should have ... a policy commitment to meet their responsibility to respect human rights... [and] should respect the human rights of individuals belonging to specific groups or populations that require particular attention, where they may have adverse human rights impacts on them. . . . "

Morgan Stanley has an indigenous rights policy applicable to the financing of specific projects in indigenous territories. The policy requires a project sponsor or borrower demonstrate, among other things, that a project has free, prior, and informed consent by affected indigenous peoples, and that the project avoids, reduces, or compensates for significant adverse impacts on traditional or customary lands under use by indigenous peoples. However, Morgan Stanley's policy does not address the broader financing of companies that may become involved in projects located in indigenous territories.

Morgan Stanley is financing three companies -- Sunoco Logistics, Energy Transfer Partners, and Energy Transfer Equity -- which have collaborated to build the North Dakota Access Pipeline across Native American lands and waterways in North Dakota. The oil pipeline's construction is opposed by Native Americans and allies who have requested that the pipeline be rerouted to protect water quality. The pipeline was previously rerouted around a non-Native American community near Bismark, North Dakota due to the threat it posed to that community's water supply. (Bismark Tribune, August 2016)

In late 2016, police forces and private security began committing human rights abuses against nonviolent protesters of the project:

- Spraying nonviolent protestors with water in freezing temperatures, risking hypothermia.
- Using exploding devices resulting in physical harm to nonviolent protestors, including the amputation of an arm.
- Arrests and suppression of free speech of news media covering the protest.
- Mass arrests of protestors and use of excessive force.

RESOLVED Shareholders request that Morgan Stanley prepare a report, at reasonable expense and excluding proprietary or legally privileged information, assessing how its indigenous rights policy could be extended to the financing of companies involved in energy, mining, oil and gas, and infrastructure (including pipelines, dams, roads, railroads) operations, where such companies are currently, or might in the future be, involved in projects located in indigenous territories, even if those projects are not directly financed by our company. Policy options considered in the report should include, for instance, review of the financed companies' due diligence policies or practices for consistency with Morgan Stanley's project-financing commitments such as consent and impact avoidance and mitigation.

FirstClearing

A trade name of Wells Fargo Clearing Services

December 9, 2016

The Maryknoll Sisters of St. Dominic, Inc.
P.O. Box 310
Maryknoll, NY 10545-0310

RE: Verification of Assets

To Whom It May Concern:

I am writing in response to your request to verify the financial information of the Maryknoll Sisters of St Dominic, Inc. with Wells Fargo Clearing Services. Wells Fargo Clearing Services is Depository Trust participant number 141.

This letter serves as confirmation that The Maryknoll Sisters of St. Dominic, Inc. holds the following brokerage accounts with our firm along with the number of shares of Morgan Stanley & Company held in each:

Account number ending in	Number of Shares as of December 2, 2016
*** FISMA & OMB Memorandum M-07-16 ***	7,000
*** FISMA & OMB Memorandum M-07-16 ***	4,000
*** FISMA & OMB Memorandum M-07-16 ***	600

This material has been prepared or is distributed solely for information purposes and is not a solicitation or an offer to buy a security or investment or to participate in a trading strategy and is not a substitute for the Client Statement or Form 1099.

The Maryknoll Sisters of St. Dominic, Inc. has continuously owned $2,000.00 worth of Morgan Stanley & Company shares for at least one year. This information was based on the details of accounts as of the close of business on December 2, 2016.

If you have any questions or concerns, please feel free to contact our Client Services Team. You can reach one of our specialists at 800-359-9297, weekdays from 8 a.m. to 10 p.m. and Saturdays from 8 a.m. to 5 p.m., ET.

Sincerely,

Phalanda McMath

Phalanda McMath
Field Services – Inquiries

MERCY INVESTMENT SERVICES, INC

December 1, 2016

Martin M. Cohen, Corporate Secretary
Morgan Stanley
1585 Broadway, Suite C
New York, New York 10036

Dear Mr. Cohen:

Mercy Investment Services, Inc., the investment program of the Institute of Sisters of Mercy of the Americas, has long been concerned not only with financial returns on its investments, but also with social and ethical implications of those investments. We believe that demonstrated corporate responsibility in matters of environment, social and governance concerns fosters long-term business success. Mercy Investment Services, Inc. is a beneficial owner of shares of Morgan Stanley.

The enclosed proposal requests Morgan Stanley to prepare a report assessing how its indigenous rights policy could be extended to the financing of companies involved in energy, mining, oil and gas, and infrastructure (including pipelines, dams, roads, railroads) operations, where such companies are currently, or might in the future be, involved in projects located in indigenous territories, even if those projects are not directly financed by our company.

Mercy Investment Services, Inc. is filing the enclosed proposal for inclusion in the 2017 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Mercy Investment Services Inc. has been a shareholder continuously for more than one year, holding at least $2000 in market value, and will hold at least the requisite number of shares through the annual shareholders' meeting. A representative of the filers will attend the annual meeting to move the resolution as required by SEC rules. Verification of ownership is being sent to you by our custodian, a DTC participant. As You Sow is the lead filer and is authorized to act on our behalf in all aspects of the resolution including negotiation and withdrawal of the resolution.

Please direct your responses to me via my contact information below. Thank you.

Yours truly,

Valerie Heinonen, o.s.u.

Valerie Heinonen, o.s.u.
vheinonen@mercyinvestments.org
212-674-2542

WHEREAS
As long-term stockholders, we favor policies and practices that protect and enhance the value of our company's investments. There is increasing recognition that violations of indigenous peoples' rights presents risks for the Company that can adversely affect shareholder value, including reputational damage, project delays and disruptions, litigation, and criminal charges.

The United Nations Guiding Principles on Business and Human Rights urges that "business enterprises should have ... a policy commitment to meet their responsibility to respect human rights... [and] should respect the human rights of individuals belonging to specific groups or populations that require particular attention, where they may have adverse human rights impacts on them. . . . "

Morgan Stanley has an indigenous rights policy applicable to the financing of specific projects in indigenous territories. The policy requires a project sponsor or borrower demonstrate, among other things, that a project has free, prior, and informed consent by affected indigenous peoples, and that the project avoids, reduces, or compensates for significant adverse impacts on traditional or customary lands under use by indigenous peoples. However, Morgan Stanley's policy does not address the broader financing of companies that may become involved in projects located in indigenous territories.

Morgan Stanley is financing three companies -- Sunoco Logistics, Energy Transfer Partners, and Energy Transfer Equity -- which have collaborated to build the North Dakota Access Pipeline across Native American lands and waterways in North Dakota. The oil pipeline's construction is opposed by Native Americans and allies who have requested that the pipeline be rerouted to protect water quality. The pipeline was previously rerouted around a non-Native American community near Bismark, North Dakota due to the threat it posed to that community's water supply. (Bismark Tribune, August 2016)

In late 2016, police forces and private security began committing human rights abuses against nonviolent protesters of the project:

- Spraying nonviolent protestors with water in freezing temperatures, risking hypothermia.
- Using exploding devices resulting in physical harm to nonviolent protestors, including the amputation of an arm.
- Arrests and suppression of free speech of news media covering the protest.
- Mass arrests of protestors and use of excessive force.

RESOLVED Shareholders request that Morgan Stanley prepare a report, at reasonable expense and excluding proprietary or legally privileged information, assessing how its indigenous rights policy could be extended to the financing of companies involved in energy, mining, oil and gas, and infrastructure (including pipelines, dams, roads, railroads) operations, where such companies are currently, or might in the future be, involved in projects located in indigenous territories, even if those projects are not directly financed by our company. Policy options considered in the report should include, for instance, review of the financed companies' due diligence policies or practices for consistency with Morgan Stanley's project-financing commitments such as consent and impact avoidance and mitigation.

BNY MELLON

December 1, 2016

Martin M. Cohen
Corporate Secretary
Morgan Stanley
1585 Broadway, Suite C
New York, New York 10036

Re: Mercy Investment Services Inc.

Dear Mr. Cohen,

This letter will certify that as of December 1, 2016 The Bank of New York Mellon held for the beneficial interest of Mercy Investment Services Inc., 11,051 shares of Morgan Stanley.

We confirm that Mercy Investment Services Inc., has beneficial ownership of at least $2,000 in market value of the voting securities of Morgan Stanley and that such beneficial ownership has existed continuously for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Further, it is Mercy Investment Services Inc., intent to hold at least $2,000 in market value through the next annual meeting.

Please be advised, The Bank of New York Mellon is a DTC Participant, whose DTC number is 0901.

If you have any questions please feel free to give me a call.

Sincerely,

Thomas J. McNally

Thomas J. McNally
Vice President, Service Director
BNY Mellon Asset Servicing

Phone: (412) 234-8822
Email: thomas.mcnally@bnymellon.com

OIP INVESTMENT TRUST
GUIDED BY FAITH

December 2, 2016

Martin M. Cohen, Corporate Secretary
Morgan Stanley
1585 Broadway, Suite C
New York, New York 10036

Email: marty.cohen@morganstanley.com.

Dear Mr. Cohen:

I am writing you on behalf of the OIP Investment Trust co-file the stockholder resolution on Dakota Access Pipeline. In brief, the proposal states RESOLVED**:** Shareholders request that Morgan Stanley prepare a report, at reasonable expense and excluding proprietary or legally privileged information, assessing how its indigenous rights policy could be extended to the financing of companies involved in energy, mining, oil and gas, and infrastructure (including pipelines, dams, roads, railroads) operations, where such companies are currently, or might in the future be, involved in projects located in indigenous territories, even if those projects are not directly financed by our company. Policy options considered in the report should include, for instance, review of the financed companies' due diligence policies or practices for consistency with Morgan Stanley's project-financing commitments such as consent and impact avoidance and mitigation.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with As You Sow Foundation. I submit it for inclusion in the 2017 proxy statement for consideration and action by the shareholders at the 2017 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of 2,000 Morgan Stanley shares.

We have been a continuous shareholder for one year of $2,000 in market value of Morgan Stanley stock and will continue to hold at least $2,000 of Morgan Stanley stock through the next annual meeting. Verification of our ownership position from our custodian is enclosed. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

We truly hope that the company will be willing to dialogue with the filers about this proposal. We consider As You Sow Foundation the lead filer of this resolution and as so is authorized to act on our behalf in all aspects of the resolution including negotiation and withdrawal. Please note that the contact person for this resolution/proposal will be Danielle Fugere of the As You Sow Foundation who may be reached by phone at 510-735-8141 or email: dfugere@asyousow.org. As a co-filer, however, we respectfully request direct communication from the company and to be listed in the proxy.

Respectfully yours,

Rev. Sèamus Finn, OMI
Chief of Faith Consistent Investing
OIP Investment Trust
Missionary Oblates of Mary Immaculate

391 Michigan Avenue, NE, Washington, DC 20017 -- Tel: 202-529-4505 Fax: 202-529-4572
Website: www.omiusajpic.org Email: seamus@omiusa.org

WHEREAS

As long-term stockholders, we favor policies and practices that protect and enhance the value of our company's investments. There is increasing recognition that violations of indigenous peoples' rights presents risks for the Company that can adversely affect shareholder value, including reputational damage, project delays and disruptions, litigation, and criminal charges.

The United Nations Guiding Principles on Business and Human Rights urges that "business enterprises should have … a policy commitment to meet their responsibility to respect human rights… [and] should respect the human rights of individuals belonging to specific groups or populations that require particular attention, where they may have adverse human rights impacts on them. . . . "

Morgan Stanley has an indigenous rights policy applicable to the financing of specific projects in indigenous territories. The policy requires a project sponsor or borrower demonstrate, among other things, that a project has free, prior, and informed consent by affected indigenous peoples, and that the project avoids, reduces, or compensates for significant adverse impacts on traditional or customary lands under use by indigenous peoples. However, Morgan Stanley's policy does not address the broader financing of companies that may become involved in projects located in indigenous territories.

Morgan Stanley is financing three companies -- Sunoco Logistics, Energy Transfer Partners, and Energy Transfer Equity -- which have collaborated to build the North Dakota Access Pipeline across Native American lands and waterways in North Dakota. The oil pipeline's construction is opposed by Native Americans and allies who have requested that the pipeline be rerouted to protect water quality. The pipeline was previously rerouted around a non-Native American community near Bismark, North Dakota due to the threat it posed to that community's water supply. (Bismark Tribune, August 2016)

In late 2016, police forces and private security began committing human rights abuses against nonviolent protesters of the project:

- Spraying nonviolent protestors with water in freezing temperatures, risking hypothermia.
- Using exploding devices resulting in physical harm to nonviolent protestors, including the amputation of an arm.
- Arrests and suppression of free speech of news media covering the protest.
- Mass arrests of protestors and use of excessive force.

RESOLVED Shareholders request that Morgan Stanley prepare a report, at reasonable expense and excluding proprietary or legally privileged information, assessing how its indigenous rights policy could be extended to the financing of companies involved in energy, mining, oil and gas, and infrastructure (including pipelines, dams, roads, railroads) operations, where such companies are currently, or might in the future be, involved in projects located in indigenous territories, even if those projects are not directly financed by our company. Policy options considered in the report should include, for instance, review of the financed companies' due diligence policies or practices for consistency with Morgan Stanley's project-financing commitments such as consent and impact avoidance and mitigation.

WILMINGTON
TRUST

Wilmington Trust
1800 Washington Boulevard
P.O. Box 1596
Baltimore, MD 21203-1596

December 2,2016

Rev. Seamus P. Finn
Missionary Oblates of Mary Immaculate
Justice and Peace Office – United States Province
391 Michigan Avenue, NE
Washington, DC 20017-1516

Dear Father Finn:

The United States Province of Missionary Oblates of Mary Immaculate owns 2,000 shares of Morgan Stanley Group and has owned these shares for at least one year. These shares are held in nominee name in the M & T Banks' account at the Depository Trust Company. M&T Investment Group is an affiliate of M&T Bank, DTC number 0990

Please don't hesitate to call me with any questions.

Very truly yours,

S Bernadette Greaver

S Bernadette Greaver
Assistant Vice President
Custody Administration
410-545-2765

1221 Avenue of the Americas
New York, NY 10020

Morgan Stanley

December 13, 2016

VIA E-MAIL AND OVERNIGHT DELIVERY

OIP Investment Trust
391 Michigan Avenue, NE
Washington, DC 20017
Attn: Rev. Sèamus Finn, OMI, Chief of Faith Consistent Investing
e-mail: seamus@omiusa.org

Re: Morgan Stanley Stockholder Proposal

Dear Rev. Finn:

On December 2, 2016, we received your letter, dated December 2, 2016, submitting a proposal (the "**Proposal**") pursuant to Rule 14a-8 for inclusion in Morgan Stanley's (the "**Company**") 2017 proxy statement. As described below, your submission has certain procedural deficiencies.

Rule 14a-8(b) promulgated under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), requires that in order to be eligible to submit a proposal for inclusion in the Company's proxy statement, the proponent must, among other things, have continuously held at least $2,000 in market value, or 1%, of Company common stock for at least one year by the date of submission of the Proposal. Pursuant to Staff Legal Bulletin No. 14G (CF), Shareholder Proposals (October 16, 2012), a proposal's date of submission is the date the proposal is postmarked or transmitted electronically. OIP Investment Trust ("**OIP**") is not currently the registered holder on the Company's books and records of any shares of Company common stock and has not provided adequate proof of ownership. Accordingly, you must submit to us a written statement from the "record" holder of the shares (usually a broker or bank) verifying that on the date of submission of the Proposal. December 2, 2016, OIP had continuously held at least $2,000 in market value, or 1%, of Company common stock for at least the one year period prior to and including the date of submission of the Proposal (i.e., December 2, 2016).

We note that you have provided a letter from Wilmington Trust (the "**Wilmington Letter**") stating that the United States Province of Missionary Oblates of Mary Immaculate ("**Missionary Oblates**") owns 2,000 shares of the Company and has owned these shares for at least one year. Since the Proposal was submitted by OIP and not by Missionary Oblates, the Wilmington Letter does not meet the requirements described in the above paragraph, and you must submit to us a written statement from the "record" holder of the shares verifying that on December 2, 2016, OIP (and not Missionary Oblates) had continuously held at least $2,000 in market value, or 1%, of Company common stock for at least the one year period prior to and including December 2, 2016. We also note that while the Wilmington Letter indicates that the shares of the Company have been owned "for at least one year", it does not state that these shares have been owned continuously for one year, and the written statement described in the preceding statement must state that on December 2, 2016, OIP had **continuously** held at least $2,000 in market value, or 1%, of Company common stock for at least the one year period prior to and including December 2, 2016.

Most large U.S. brokers, banks and other securities intermediaries deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("**DTC**"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Such brokers, banks and securities intermediaries are often referred to as "participants" in DTC. In Staff Legal Bulletin No. 14F (October 18, 2011) (copy enclosed), the SEC staff has taken the view that only DTC participants should be viewed as "record" holders of securities that are deposited with DTC.

In Staff Legal Bulletin No. 14G (October 16, 2012) (copy enclosed), the SEC staff has taken the view that a proof of ownership letter from an entity that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, (an "**affiliate**") of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

OIP can confirm whether its broker, bank or securities intermediary is a DTC participant or an affiliate of a DTC participant by asking its broker, bank or securities intermediary or by checking the listing of current DTC participants, which is available on the internet at: http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.pdf. In these situations, shareholders need to obtain proof of ownership from the DTC participant or affiliate of a DTC participant through which the securities are held, as follows:

- If OIP's broker, bank or securities intermediary is a DTC participant or an affiliate of a DTC participant, then you need to submit a written statement from its broker, bank or securities intermediary verifying that OIP continuously held the required amount of Company common stock for at least the one year period to and including the date of submission of the proposal, December 2, 2016.

- If OIP's broker, bank or securities intermediary is not a DTC participant or an affiliate of a DTC participant, then you needs to submit proof of ownership from the DTC participant or affiliate of a DTC participant through which the securities are held verifying that OIP continuously held the required amount of Company common stock for at least the one year period prior to and including the date of submission of the proposal, December 2, 2016. OIP should be able to find out who this DTC participant or affiliate of a DTC participant is by asking its broker, bank or securities intermediary. If OIP's broker is an introducing broker, it may also be able to learn the identity and telephone number of the DTC participant or affiliate of a DTC participant through its account statements, because the clearing broker identified on its account statements will generally be a DTC participant.

- If the DTC participant or affiliate of a DTC participant that holds OIP's shares knows OIP's broker's, bank's or securities intermediary's holdings, but does not know OIP's holdings, you need to submit two proof of ownership statements verifying that the required amount of Company common stock were continuously held for at least the one year period prior to and including the date of submission of the proposal, December 2, 2016: one from OIP's broker, bank or securities intermediary confirming OIP's ownership, and the other from the DTC participant or affiliate of a DTC participant confirming the broker, bank or securities intermediary's ownership.

In order to meet the eligibility requirements for submitting a shareholder proposal, you must provide the requested information no later than 14 calendar days from the date you receive this letter. If you provide us with documentation correcting these eligibility deficiencies, postmarked or transmitted electronically no later than 14 calendar days after the date you receive this letter, we will review the Proposal to determine whether it is appropriate for inclusion in our proxy statement.

A copy of Rule 14a-8, which applies to shareholder proposals submitted for inclusion in proxy statements, is enclosed for your reference.

Sincerely,

Jacob E. Tyler
Assistant Secretary

Enclosures

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of

the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the

date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8(d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the

website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become

operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

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[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

ELECTRONIC CODE OF FEDERAL REGULATIONS

e-CFR data is current as of December 6, 2016

Title 17 → Chapter II → Part 240 → §240.14a-8

Title 17: Commodity and Securities Exchanges
PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

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§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

December 2, 2016

Martin M. Cohen, Corporate Secretary
Morgan Stanley
1585 Broadway, Suite C
New York, New York 10036

Dear Mr. Cohen,

Peace and all good! The Sisters of St. Francis of Philadelphia have been shareholders in Morgan Stanley for several years and have appreciated several dialogues with the company. As you well know, we are deeply concerned about the impacts of the Dakota Access Pipeline on Native American lands and waterways across many states. We are very disappointed that Morgan Stanley is financing this project and we are also cognizant of the fact that this may be contrary to Morgan Stanley's indigenous human rights policy.

I am hereby authorized to notify you of our intention to submit this enclosed shareholder proposal with As You Sow. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2017 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the shareholders meeting to move the proposal. Please note that the contact person is: Amelia Timbers, As You Sow at 510-735-8153 atimbers@asyousow.org. She is authorized to act on our behalf in all aspects of the resolution including negotiation and withdrawal of the resolution.

As verification that we are beneficial owners of common stock in Morgan Stanley, I enclose a letter from Northern Trust Company, our portfolio custodian/record holder attesting to the fact. It is our intention to keep these shares in our portfolio through the date of the annual meeting.

Respectfully yours,

Nora M. Nash, OSF
Director, Corporate Social Responsibility

Enclosures

cc:
Julie Wokaty, ICCR
Amelia Timbers, As You Sow

Office of Corporate Social Responsibility
609 South Convent Road, Aston, PA 19014-1207
610-558-766l Fax: 610-558-5855 E-mail: nnash@osfphila.org www.osfphila.org

WHEREAS
As long-term stockholders, we favor policies and practices that protect and enhance the value of our company's investments. There is increasing recognition that violations of indigenous peoples' rights presents risks for the Company that can adversely affect shareholder value, including reputational damage, project delays and disruptions, litigation, and criminal charges.

The United Nations Guiding Principles on Business and Human Rights urges that "business enterprises should have … a policy commitment to meet their responsibility to respect human rights… [and] should respect the human rights of individuals belonging to specific groups or populations that require particular attention, where they may have adverse human rights impacts on them. . . . "

Morgan Stanley has an indigenous rights policy applicable to the financing of specific projects in indigenous territories. The policy requires a project sponsor or borrower demonstrate, among other things, that a project has free, prior, and informed consent by affected indigenous peoples, and that the project avoids, reduces, or compensates for significant adverse impacts on traditional or customary lands under use by indigenous peoples. However, Morgan Stanley's policy does not address the broader financing of companies that may become involved in projects located in indigenous territories.

Morgan Stanley is financing three companies -- Sunoco Logistics, Energy Transfer Partners, and Energy Transfer Equity -- which have collaborated to build the North Dakota Access Pipeline across Native American lands and waterways in North Dakota. The oil pipeline's construction is opposed by Native Americans and allies who have requested that the pipeline be rerouted to protect water quality. The pipeline was previously rerouted around a non-Native American community near Bismark, North Dakota due to the threat it posed to that community's water supply. (Bismark Tribune, August 2016)

In late 2016, police forces and private security began committing human rights abuses against nonviolent protesters of the project:

- Spraying nonviolent protestors with water in freezing temperatures, risking hypothermia.
- Using exploding devices resulting in physical harm to nonviolent protestors, including the amputation of an arm.
- Arrests and suppression of free speech of news media covering the protest.
- Mass arrests of protestors and use of excessive force.

RESOLVED Shareholders request that Morgan Stanley prepare a report, at reasonable expense and excluding proprietary or legally privileged information, assessing how its indigenous rights policy could be extended to the financing of companies involved in energy, mining, oil and gas, and infrastructure (including pipelines, dams, roads, railroads) operations, where such companies are currently, or might in the future be, involved in projects located in indigenous territories, even if those projects are not directly financed by our company. Policy options considered in the report should include, for instance, review of the financed companies' due diligence policies or practices for consistency with Morgan Stanley's project-financing commitments such as consent and impact avoidance and mitigation.

Northern Trust

50 S LaSalle Street
Chicago IL 60603

December 2, 2016

To Whom It May Concern:

This letter will confirm that the Sisters of St. Francis of Philadelphia hold 110 shares of Morgan Stanley. These shares have been held for more than one year and will be held at the time of your next annual meeting.

The Northern Trust Company serves as custodian/record holder for the Sisters of St. Francis of Philadelphia. The above mentioned shares are registered in the nominee name of the Northern Trust Company.

This letter will further verify that Sister Nora M. Nash and/or Thomas McCaney are representatives of the Sisters of St. Francis of Philadelphia and are authorized to act on their behalf.

Sincerely,

Sanjay K. Singhal

Sanjay K. Singhal
Vice President

Ursuline Sisters of Tildonk
United States Province

UT UNUM SINT

December 1, 2016

Martin M. Cohen, Corporate Secretary
Morgan Stanley
1585 Broadway, Suite C
New York, New York 10036

Dear Mr. Cohen:

On behalf of the Ursuline Sisters of Tildonk, U.S. Province, I am filing the following shareholder proposal requesting Morgan Stanley to prepare a report assessing how its indigenous rights policy could be extended to the financing of companies involved in energy, mining, oil and gas, and infrastructure (including pipelines, dams, roads, railroads) operations, where such companies are currently, or might in the future be, involved in projects located in indigenous territories, even if those projects are not directly financed by our company, for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

The Ursuline Sisters of Tildonk, U.S. Province, believes that many indigenous peoples are ignored or in worst cases, relocated in the interests of national security, free trade or progress. Free prior and informed consent is difficult and time consuming but it also is just and respectful of peoples who may live differently or with different values than we do or have. Furthermore, we believe demonstrated corporate responsibility in matters of environment, social and governance concerns fosters long term business success and avoids reputational or financial risks.

The Ursuline Sisters of Tildonk, U.S. Province, is the beneficial owner of at least $2000 worth of shares of Morgan Stanley stock and verification of ownership from a DTC participating bank will follow. We have held the requisite number of shares for more than one year and will continue to hold the stock through the date of the annual shareowners' meeting in order to be present in person or by proxy. As You Sow is the lead filer on this resolution.

Yours truly,

Valerie Heinonen, o.s.u.

Valerie Heinonen, o.s.u.
Director, Shareholder Advocacy
Ursuline Sisters of Tildonk, U.S. Province
vheinonen@mercyinvestments.org
212 674 2542

WHEREAS
As long-term stockholders, we favor policies and practices that protect and enhance the value of our company's investments. There is increasing recognition that violations of indigenous peoples' rights presents risks for the Company that can adversely affect shareholder value, including reputational damage, project delays and disruptions, litigation, and criminal charges.

The United Nations Guiding Principles on Business and Human Rights urges that "business enterprises should have … a policy commitment to meet their responsibility to respect human rights… [and] should respect the human rights of individuals belonging to specific groups or populations that require particular attention, where they may have adverse human rights impacts on them. . . . "

Morgan Stanley has an indigenous rights policy applicable to the financing of specific projects in indigenous territories. The policy requires a project sponsor or borrower demonstrate, among other things, that a project has free, prior, and informed consent by affected indigenous peoples, and that the project avoids, reduces, or compensates for significant adverse impacts on traditional or customary lands under use by indigenous peoples. However, Morgan Stanley's policy does not address the broader financing of companies that may become involved in projects located in indigenous territories.

Morgan Stanley is financing three companies -- Sunoco Logistics, Energy Transfer Partners, and Energy Transfer Equity -- which have collaborated to build the North Dakota Access Pipeline across Native American lands and waterways in North Dakota. The oil pipeline's construction is opposed by Native Americans and allies who have requested that the pipeline be rerouted to protect water quality. The pipeline was previously rerouted around a non-Native American community near Bismark, North Dakota due to the threat it posed to that community's water supply. (Bismark Tribune, August 2016)

In late 2016, police forces and private security began committing human rights abuses against nonviolent protesters of the project:

- Spraying nonviolent protestors with water in freezing temperatures, risking hypothermia.
- Using exploding devices resulting in physical harm to nonviolent protestors, including the amputation of an arm.
- Arrests and suppression of free speech of news media covering the protest.
- Mass arrests of protestors and use of excessive force.

RESOLVED Shareholders request that Morgan Stanley prepare a report, at reasonable expense and excluding proprietary or legally privileged information, assessing how its indigenous rights policy could be extended to the financing of companies involved in energy, mining, oil and gas, and infrastructure (including pipelines, dams, roads, railroads) operations, where such companies are currently, or might in the future be, involved in projects located in indigenous territories, even if those projects are not directly financed by our company. Policy options considered in the report should include, for instance, review of the financed companies' due diligence policies or practices for consistency with Morgan Stanley's project-financing commitments such as consent and impact avoidance and mitigation.

1221 Avenue of the Americas
New York, NY 10020

Morgan Stanley

December 13, 2016

VIA E-MAIL AND OVERNIGHT DELIVERY

Ursuline Sisters of Tildonk, U.S. Province
81-15 Utopia Parkway
Jamaica, NY 11432-1308
Attn: Valerie Heinonen, Director, Shareholder Advocacy
e-mail: vheinonen@mercyinvestments.org

Re: Morgan Stanley Stockholder Proposal

Dear Ms. Heinonen:

On December 1, 2016, we received your letter, dated December 1, 2016, submitting a proposal (the "**Proposal**") pursuant to Rule 14a-8 for inclusion in Morgan Stanley's (the "**Company**") 2017 proxy statement. As described below, your submission has certain procedural deficiencies.

Rule 14a-8(b) promulgated under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), requires that in order to be eligible to submit a proposal for inclusion in the Company's proxy statement, the proponent must, among other things, have continuously held at least $2,000 in market value, or 1%, of Company common stock for at least one year by the date of submission of the Proposal. Pursuant to Staff Legal Bulletin No. 14G (CF), Shareholder Proposals (October 16, 2012), a proposal's date of submission is the date the proposal is postmarked or transmitted electronically. The Ursuline Sisters of Tildonk, U.S. Province ("**Ursuline Sisters**") is not currently the registered holder on the Company's books and records of any shares of Company common stock and has not provided adequate proof of ownership. Accordingly, you must submit to us a written statement from the "record" holder of the shares (usually a broker or bank) verifying that on the date of submission of the Proposal, December 1, 2016, Ursuline Sisters had continuously held at least $2,000 in market value, or 1%, of Company common stock for at least the one year period prior to and including the date of submission of the Proposal (i.e., December 1, 2016).

Most large U.S. brokers, banks and other securities intermediaries deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("**DTC**"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Such brokers, banks and securities intermediaries are often referred to as "participants" in DTC. In Staff Legal Bulletin No. 14F (October 18, 2011) (copy enclosed), the SEC staff has taken the view that only DTC participants should be viewed as "record" holders of securities that are deposited with DTC.

In Staff Legal Bulletin No. 14G (October 16, 2012) (copy enclosed), the SEC staff has taken the view that a proof of ownership letter from an entity that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, (an "**affiliate**") of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

Ursuline Sisters can confirm whether its broker, bank or securities intermediary is a DTC participant or an affiliate of a DTC participant by asking its broker, bank or securities intermediary or by checking the listing of current DTC participants, which is available on the internet at: http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.pdf. In these situations, shareholders need to obtain proof of ownership from the DTC participant or affiliate of a DTC participant through which the securities are held, as follows:

- If Ursuline Sisters' broker, bank or securities intermediary is a DTC participant or an affiliate of a DTC participant, then you need to submit a written statement from its broker, bank or securities intermediary verifying that Ursuline Sisters continuously held the required amount of Company common stock for at least the one year period to and including the date of submission of the proposal, December 1, 2016.

- If Ursuline Sisters' broker, bank or securities intermediary is not a DTC participant or an affiliate of a DTC participant, then you needs to submit proof of ownership from the DTC participant or affiliate of a DTC participant through which the securities are held verifying that Ursuline Sisters continuously held the required amount of Company common stock for at least the one year period prior to and including the date of submission of the proposal, December 1, 2016. Ursuline Sisters should be able to find out who this DTC participant or affiliate of a DTC participant is by asking its broker, bank or securities intermediary. If Ursuline Sisters' broker is an introducing broker, it may also be able to learn the identity and telephone number of the DTC participant or affiliate of a DTC participant through its account statements, because the clearing broker identified on its account statements will generally be a DTC participant.

- If the DTC participant or affiliate of a DTC participant that holds Ursuline Sisters' shares knows Ursuline Sisters' broker's, bank's or securities intermediary's holdings, but does not know Ursuline Sisters' holdings, you need to submit two proof of ownership statements verifying that the required amount of Company common stock were continuously held for at least the one year period prior to and including the date of submission of the proposal, December 1, 2016: one from the Ursuline Sisters' broker, bank or securities intermediary confirming Ursuline Sisters' ownership, and the other from the DTC participant or affiliate of a DTC participant confirming the broker, bank or securities intermediary's ownership.

In order to meet the eligibility requirements for submitting a shareholder proposal, you must provide the requested information no later than 14 calendar days from the date you receive this letter. If you provide us with documentation correcting these eligibility deficiencies, postmarked or transmitted electronically no later than 14 calendar days after the date you receive this letter, we will review the Proposal to determine whether it is appropriate for inclusion in our proxy statement.

A copy of Rule 14a-8, which applies to shareholder proposals submitted for inclusion in proxy statements, is enclosed for your reference.

Sincerely,

Jacob E. Tyler
Assistant Secretary

Enclosures

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of

the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the

date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the

website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become

operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

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[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

ELECTRONIC CODE OF FEDERAL REGULATIONS

e-CFR data is current as of December 6, 2016

Title 17 → Chapter II → Part 240 → §240.14a-8

Title 17: Commodity and Securities Exchanges
PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

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§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

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